                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                AgriBioTech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   008494-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Gerald L. Chrisco
                               Budd Services, Inc.
                            2325 South Stratford Road
                             Winston-Salem, NC 27103
                                 (910) 659-5040
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 1, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008494-10-6
------------------------------------------------------------------------------

    1)  Names of Reporting Persons: John D. Budd

    I.R.S. Identification Nos. of Above Persons (entities only):

------------------------------------------------------------------------------

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [x]
        (b) [_]

------------------------------------------------------------------------------

    3)  SEC Use Only

------------------------------------------------------------------------------

    4)  Source of Funds (See Instructions): OO

------------------------------------------------------------------------------

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

------------------------------------------------------------------------------

    6)  Citizenship or Place of Organization: United States

------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  388,586

     Shares      -------------------------------------------------------------
                  (8)   Shared Voting Power: 64,925
   Beneficially
                 -------------------------------------------------------------
    Owned by      (9)   Sole Dispositive Power:  388,586

  Each Reporting  ------------------------------------------------------------
                  (10) Shared Dispositive Power: 64,925
   Person With
------------------------------------------------------------------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person: 453,511

------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

------------------------------------------------------------------------------

    13) Percent of class Represented by Amount in Row (11): 1.6%

------------------------------------------------------------------------------

    14) Type of Reporting Person (See Instructions): IN

------------------------------------------------------------------------------

CUSIP No. 008494-10-6
-------------------------------------------------------------------------------

    1)  Names of Reporting Persons: Joseph R. Budd

    Identification Nos. of Above Persons (entities only):

-------------------------------------------------------------------------------

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)[x]
        (b)[_]

-------------------------------------------------------------------------------

    3)  SEC Use Only

-------------------------------------------------------------------------------

    4)  Source of Funds (See Instructions): OO

-------------------------------------------------------------------------------

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

-------------------------------------------------------------------------------

    6)  Citizenship or Place of Organization: United States

-------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  270,519

     Shares       -------------------------------------------------------------
                  (8)   Shared Voting Power: 64,925
   Beneficially
                  -------------------------------------------------------------
    Owned by      (9)   Sole Dispositive Power:  270,519

  Each Reporting  -------------------------------------------------------------
                  (10) Shared Dispositive Power: 64,925
   Person With
-------------------------------------------------------------------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person: 335,444

-------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

-------------------------------------------------------------------------------

    13) Percent of class Represented by Amount in Row (11): 1.2%

-------------------------------------------------------------------------------

    14) Type of Reporting Person (See Instructions): IN

-------------------------------------------------------------------------------

CUSIP No. 008494-10-6
-------------------------------------------------------------------------------

    1)  Names of Reporting Persons: Kenneth R. Budd

        Identification Nos. of Above Persons (entities only):

-------------------------------------------------------------------------------

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [x]
        (b)  [_]

-------------------------------------------------------------------------------

    3)  SEC Use Only

-------------------------------------------------------------------------------

    4)  Source of Funds (See Instructions): OO

-------------------------------------------------------------------------------

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

-------------------------------------------------------------------------------

    6)  Citizenship or Place of Organization: United States

-------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  201,052

     Shares       -------------------------------------------------------------
                  (8)   Shared Voting Power:  None
   Beneficially
                  -------------------------------------------------------------
    Owned by      (9)   Sole Dispositive Power:  201,052

  Each Reporting  -------------------------------------------------------------
                  (10) Shared Dispositive Power:  None
   Person With
-------------------------------------------------------------------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person: 201,052

-------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

-------------------------------------------------------------------------------

    13) Percent of class Represented by Amount in Row (11): 0.7%

-------------------------------------------------------------------------------

    14) Type of Reporting Person (See Instructions): IN

-------------------------------------------------------------------------------

CUSIP No.  008494-10-6
-------------------------------------------------------------------------------

    1)  Names of Reporting Persons: Richard P. Budd

        Identification Nos. of Above Persons (entities only):

-------------------------------------------------------------------------------

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [x]
        (b) [_]

-------------------------------------------------------------------------------

    3)  SEC Use Only

-------------------------------------------------------------------------------

    4)  Source of Funds (See Instructions): OO

-------------------------------------------------------------------------------

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

-------------------------------------------------------------------------------

    6)  Citizenship or Place of Organization: United States

-------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  719,351

     Shares       -------------------------------------------------------------
                  (8)   Shared Voting Power:  None
   Beneficially
                  -------------------------------------------------------------
    Owned by      (9)   Sole Dispositive Power:  719,351

  Each Reporting  -------------------------------------------------------------
                  (10) Shared Dispositive Power:  None
   Person With
-------------------------------------------------------------------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person: 719,351

-------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

-------------------------------------------------------------------------------

    13) Percent of class Represented by Amount in Row (11): 2.6%

-------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions): IN

-------------------------------------------------------------------------------

CUSIP No.  008494-10-6
-------------------------------------------------------------------------------

    1)  Names of Reporting Persons: Theodore P. Budd

        Identification Nos. of Above Persons (entities only):

-------------------------------------------------------------------------------

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [x]
        (b) [_]

-------------------------------------------------------------------------------

    3)  SEC Use Only

-------------------------------------------------------------------------------

    4)  Source of Funds (See Instructions): OO

-------------------------------------------------------------------------------

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

-------------------------------------------------------------------------------

    6)  Citizenship or Place of Organization: United States
-------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  270,519

     Shares       -------------------------------------------------------------
                  (8)   Shared Voting Power: 64,925
   Beneficially
                  -------------------------------------------------------------
    Owned by      (9)   Sole Dispositive Power:  270,519

  Each Reporting  -------------------------------------------------------------
                  (10) Shared Dispositive Power: 64,925
   Person With
-------------------------------------------------------------------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person: 335,444

-------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

-------------------------------------------------------------------------------

    13) Percent of class Represented by Amount in Row (11): 1.2%

-------------------------------------------------------------------------------

    14) Type of Reporting Person (See Instructions): IN

-------------------------------------------------------------------------------

CUSIP No. 008494-10-6
--------------------------------------------------------------------------------

        1)  Names of Reporting Persons I.R.S.: Gerald L. Chrisco

            Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------

        2)  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [x]
            (b) [_]

--------------------------------------------------------------------------------

        3)  SEC Use Only

--------------------------------------------------------------------------------

        4)  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

        5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

        6)  Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
    Number of       (7)   Sole Voting Power:  84,447

     Shares       --------------------------------------------------------------
                  (8)   Shared Voting Power:  None
  Beneficially
                  --------------------------------------------------------------
    Owned by       (9)   Sole Dispositive Power:  84,447

 Each Reporting   --------------------------------------------------------------
                  (10)  Shared Dispositive Power:  None
  Person With
--------------------------------------------------------------------------------

        11) Aggregate Amount Beneficially Owned by Each Reporting Person: 84,447

--------------------------------------------------------------------------------

        12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

        13) Percent of class Represented by Amount in Row (11): 0.3%

--------------------------------------------------------------------------------

        14) Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of AgriBioTech, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The information required to be disclosed about each member of the group (a "Reporting Party" and, collectively, the "Reporting Parties") appears on Schedule I hereto. The Reporting Parties constitute a group because, pursuant to the Merger Agreement (defined below), they have agreed to execute the Lock-Up Agreement (defined below) which restricts their ability to dispose of the Common Stock they have the right to acquire pursuant to the Merger Agreement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Each of the purchases described in this Statement will be made as part of the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of December 1, 1997, between and among the Issuer, Lofts Seed, Inc. ("Lofts Seed"), Budd Seed, Inc. ("Budd Seed"), Lofts Mergerco, Inc. ("Lofts Mergerco") and the shareholders of Lofts Seed and Budd Seed (the "Shareholders"). All of the Reporting Parties are Shareholders. A copy of the Merger Agreement is appended hereto as Exhibit A.

                  Pursuant to the Merger Agreement, Budd Seed and Lofts Seed (collectively, the "Acquired Companies") will each merge into Lofts Mergerco, a wholly-owned subsidiary of the Issuer, unless Lofts Seed and Budd Seed have previously merged with each other in which case the combined entity (and all of their prior subsidiaries) would merge into Lofts Mergerco (the "Merger"). Lofts Mergerco will be the surviving party following the Merger and will remain a wholly-owned subsidiary of the Issuer. In consideration of the Merger, the Shareholders will receive consideration (the "Merger Consideration") based on aggregate consideration equal to $34,000,000 (the "Model Merger Consideration"), which amount is subject to adjustment as described below. The Model Merger Consideration will consist of (a) 2,000,000 shares of the Common Stock, valued by the parties at $8.50 per share (subject to adjustment as provided below) and
(b) $17,000,000 in cash. The Model Merger Consideration will be adjusted as follows. First, there will either be added to the Model Merger Consideration the amount by which the Closing Working Capital (defined in the Merger Agreement) exceeds $15,161,000, or subtracted therefrom the amount by which $15,161,000 exceeds the Closing Working Capital. Then, there will either be added to the Model Merger Consideration the amount by which the $12,213,000 exceeds the Closing Debt (defined in the Merger Agreement), or subtracted therefrom the amount by which the Closing Debt exceeds $12,213,000. The aggregate amount determined by applying the preceding adjustments (the "Adjustments") will be the Merger Consideration.

                  Any adjustment to the Model Merger Consideration to determine the Merger Consideration will be made in the form of cash. In the event, however, that the aggregate value of the number of shares of Common Stock (valued at $8.50 per share) comprising the Merger Consideration does not equal at least 43% of the total Merger Consideration, the number of shares of Common Stock shall be increased such that aggregate value of the Common Stock constitutes at least 43% of the Merger Consideration. All of such additional shares of Common Stock will be valued at the average closing price of Common Stock for the five consecutive trading days preceding the date of such adjustment.

                  The Merger Consideration will be allocated as follows (i) 83.18% to the shareholders of Lofts Seed and (ii) 16.82% to the shareholders of Budd Seed. Each Shareholder will receive a predetermined percentage of the Merger Consideration.

                  For the purposes of the Closing (defined below), the Acquired Companies will prepare and deliver a Preliminary Statement of Merger Consideration based on the Acquired Companies' November 30, 1997 unaudited financial statements giving effect to the estimated operation of the Acquired Companies during December 1997. The Preliminary Statement of Merger Consideration will use the Adjustments in calculating the Merger Consideration in order to calculate the preliminary merger consideration (the "Preliminary Merger Consideration") to be delivered to the Shareholders at the closing on January 5, 1998 (the "Closing"). At Closing, the Issuer will deliver 90% of the Preliminary Merger Consideration to the Shareholders. The remainder of the Preliminary Merger Consideration will be held in a trust account pending final determination of the Merger Consideration which will be determined as provided below. Upon final determination of the Merger Consideration, the reminder of the Merger Consideration will be delivered to the Shareholders.

                  By January 30, 1998, Lofts Mergerco will prepare a Final Statement of Merger Consideration as of December 31, 1997 setting forth the final computation of the Merger Consideration. The parties to the Merger Agreement will have 30 days to review the audited financial statements of the Acquired Companies as of November 30, 1997 and for the period then ended and Final Statement of Merger Consideration, and to object, if so desired. If no objection is filed, as soon as practicable following the close of such 30-day period, the remainder of the Merger Consideration, if any, will be distributed to the Shareholders (the "Final Statement"). A portion of the Merger Consideration, in cash and/or in Common Stock, may be escrowed for the purpose of satisfying claims under the Merger Agreement. The escrow will terminate the following mutual resolution and satisfaction of any claims, and the proceeds therefrom will be distributed to the Shareholders.

ITEM 4.          PURPOSE OF TRANSACTION.

                 Each Reporting Person has acquired beneficial ownership of shares of Common Stock for investment purposes only. Each Reporting Person reserves the right to make occasional purchases and sales of Common Stock from time to time in observance of the limitations contained in the Lock-Up Agreement.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) According to the terms of the Merger Agreement, the Reporting Parties have the right to acquire, upon the Closing and Final Settlement as provided in the Merger Agreement, an aggregate of approximately 2,000,000 shares of Common Stock which will be equivalent to approximately 7.1% of the outstanding shares of Common Stock. The exact aggregate amount of shares of Common Stock the Reporting Parties will acquire pursuant to the Merger Agreement may be adjusted as described in Item 3 above.

                 The following table indicates the aggregate number and percentage of the Common Stock each Reporting Party beneficially owns as of the date of this Statement:


NAME OF REPORTING     NUMBER OF SHARES OF COMMON   PERCENTAGE OF OUTSTANDING
    PARTY              STOCK BENEFICIALLY OWNED           COMMON STOCK
  John D. Budd                453,511                         1.6%
  Joseph R. Budd              355,444                         1.2%
  Kenneth R. Budd             201,052                         0.7%
  Richard P. Budd             719,351                         2.6%
  Theodore P. Budd            335,444                         1.2%

NAME OF REPORTING        NUMBER OF SHARES OF COMMON   PERCENTAGE OF OUTSTANDING
     PARTY                STOCK BENEFICIALLY OWNED          COMMON STOCK
   Gerald L. Chrisco              84,447                       0.3%

                  (b) The following table indicates the number of shares of Common Stock with respect to which each Reporting Party will, upon the Closing and Final Settlement has provided in the Merger Agreement, have sole and shared voting and dispositive power:


                                                          NUMBER OF SHARES OF COMMON STOCK
                                     ---------------------------------------------------------------------------

                                                                             SOLE POWER           SHARED POWER TO
   NAME OF                   SOLE POWER TO             SHARED POWER         TO DISPOSE OR          DISPOSE OR TO
 REPORTING                    VOTE OR TO              TO VOTE OR TO         TO DIRECT THE            DIRECT THE
   PARTY                    DIRECT TO VOTE           DIRECT TO VOTE          DISPOSITION            DISPOSITION
John D. Budd                   388,586                  64,925(1)               388,586               64,925(1)
Joseph R. Budd                 270,519                  64,925(1)               270,519               64,925(1)
Kenneth R. Budd                201,052(2)                    0                  201,052(2)                 0
Richard P. Budd                719,351                       0                  719,351                    0
Theodore P. Budd               270,519                  64,925(1)               270,519               64,925(1)
Gerald L. Chrisco               84,447                       0                   84,447                    0

------------------

(1) Represents shares held of record by the Richard P. Budd Irrevocable Living Trust U/A dated September 13, 1997 (the "Trust"). John D. Budd, Joseph R. Budd and Theodore P. Budd, as trustees of the Trust, will, upon the Closing and Final Settlement as provided in the Merger Agreement, have shared power, with each other, to vote and to control the disposition of such shares. The agreement governing the Trust is silent as to the voting and disposition rights of the trustees with respect to the Common Stock. North Carolina law provides that, unless otherwise provided in a trust agreement, where a trust has more than two trustees the approval of a majority of the trustees is required with respect to the voting and disposition of securities held by the trust. Accordingly, each of the trustees has shared power to direct the vote of, and to direct the disposition of, shares of Common Stock held by the Trust.

(2) Includes 17,052 shares to be held by Kenneth R. Budd as Custodian for his minor children, Elizabeth Budd and Ryan Budd, pursuant to the North Carolina Uniform Transfer to Minors Act.


                  (c) Apart from the acquisitions described in this Statement, none of the Reporting Parties has effected any transactions in Common Stock during the past 60 days.

                  (d) Once the Common Stock is distributed to the Shareholders as provided in the Merger Agreement, the Trust will have the right to receive dividends from, and the proceeds from the sale of, 64,925 shares of Common Stock which are part of the corpus of the Trust.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Merger Agreement

                  Each of the Reporting Parties is a party to the Merger Agreement. The description of the Merger Agreement contained in Item 3 and in this Item 6 covers only certain elements of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement appended hereto as Exhibit A and incorporated herein by reference.

         Lock-Up Agreement

                  Pursuant to the Merger Agreement, upon the Closing, the Reporting Parties will enter into a Lock-Up Agreement with the Issuer (the "Lock-Up Agreement"), the form of which is appended as Exhibit B hereto. The form of the Lock-Up Agreement prohibits each of the Shareholders, including each of the Reporting Parties, during the period (the "No Sale Period") commencing on the effective date of the Merger and ending on the earlier of (a) six months from the date of the closing of an underwritten public offering of Common Stock or (b) August 1, 1998, from offering, selling, transferring or otherwise disposing of the shares of Common Stock without the prior written consent of the Issuer. Thereafter, for a period of two years (the "Sale Period"), shares of Common Stock may be sold by all Shareholders in the public over-the-counter market in amounts not to exceed, in the aggregate, 94,000 shares of Common Stock per month, 21,000 shares of Common Stock per week or 7,000 shares of Common Stock per day. The Lock-Up Agreement also prohibits each Shareholder from engaging in a short sale of Common Stock prior to the expiration of the Sale Period.

                  In the event that any Shareholder offers, sells, transfers or otherwise disposes of Common Stock in violation of the Lock-Up Agreement, the Issuer shall be entitled to all gross proceeds received by such Shareholder from all sales of Common Stock above $8.50 per share on such sales and on all sales by such Shareholder before and after such default. The Lock-Up Agreement requires the Shareholders to coordinate sales among themselves to avoid exceeding the limitations set forth above; however, a violation of the Lock-Up Agreement by any Shareholder does not constitute a violation of the Lock-Up Agreement by all Shareholders, i.e., the liability of the Shareholders to the Issuer under the Lock-Up Agreement is several and not joint.

                  Any shares of Merger Common Stock that are not sold during the Sale Period will become eligible for sale beginning two years from the date the No Sale Period expires in such quantities as the Shareholders desire.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A         Agreement and Plan of Reorganization,
                                    dated as of December 1, 1997, by and among AgriBioTech, Inc., Lofts Seed, Inc., Budd
                                    Seed, Inc., Lofts Mergerco, Inc. and the shareholders of Lofts Seed, Inc. and Budd
                                    Seed, Inc.

                  Exhibit B         Form of Lock-up Agreement to be executed
                                    by and among AgriBioTech, Inc. and the
                                    shareholders of Lofts Seed, Inc. and Budd
                                    Seed, Inc.

                  Exhibit C         Agreement dated December 10, 1997, by and
                                    among John D. Budd, Joseph R. Budd, Kenneth
                                    R. Budd, Richard P. Budd, Theodore P. Budd and Gerald L. Chrisco.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 1997

                                 /s/ John D. Budd
                                 ----------------------------------------------
                                 John D. Budd

                                 /s/ Joseph R. Budd
                                 ----------------------------------------------
                                 Joseph R. Budd

                                 /s/ Kenneth R. Budd
                                 ----------------------------------------------
                                 Kenneth R. Budd

                                 /s/ Richard P. Budd
                                 ----------------------------------------------
                                 Richard P. Budd

                                 /s/ Theodore P. Budd
                                 ----------------------------------------------
                                 Theodore P. Budd

                                 /s/ Gerald L. Chrisco
                                 ----------------------------------------------
                                 Gerald L. Chrisco


                  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

                                   SCHEDULE I


    Name                 Business Address            Employment Information
-----------------   -------------------------    -----------------------------
John D. Budd        2325 South Stratford Road    Salesperson, Budd Seed, Inc.*
                    Winston-Salem, NC  27103

Joseph R. Budd      2325 South Stratford Road    President, Budd Services, Inc.*
                    Winston-Salem, NC  27103

Kenneth R. Budd     2325 South Stratford Road    President, Lofts Seed, Inc.*
                    Winston-Salem, NC  27103

Richard P. Budd     2325 South Stratford Road    Chief Executive Officer, Budd
                    Winston-Salem, NC  27103     Services, Inc.*; Chief Executive
                                                 Officer, Lofts Seed, Inc.*

Theodore P. Budd    2325 South Stratford Road    Student
                    Winston-Salem, NC  27103

Gerald L. Chrisco   2325 South Stratford Road    Chief Financial Officer, Budd
                    Winston-Salem, NC  27103     Services, Inc.*; Chief Financial
                                                 Officer, Lofts Seed, Inc.*


         None of the persons listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the persons listed above is a citizen of the United States of America.

------------------

         * Budd Seed, Inc. distributes grass seeds to retailers and end users. The principal address of Budd Seed, Inc. is 2325 South Stratford Road, Winston-Salem, North Carolina, 27103. Budd Services, Inc. provides facility services including janitorial, landscape and unarmed security services to its clients. The principal business address of Budd Services, Inc. is 2325 South Stratford Road, Winston-Salem, North Carolina, 27103. Lofts Seed, Inc. researches varieties of grass seeds, contracts with growers to produce varieties of grass seeds and distributes grass seeds to retailers and end users. The principal address of Lofts Seed, Inc. is 2325 South Stratford Road, Winston-Salem, North Carolina, 27103.

                                                                     EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                AGRIBIOTECH, INC.

                                LOFTS SEED, INC.

                                 BUDD SEED, INC.

                              LOFTS MERGERCO, INC.

                                       AND

                               THE SHAREHOLDERS OF
                              LOFTS SEED, INC. AND
                                 BUDD SEED, INC.

                             AS OF DECEMBER 1, 1997

                                TABLE OF CONTENTS


ARTICLE I    THE MERGER...........................................................................................2
         1.1               The Merger.............................................................................2
         1.2               Effective Time. .......................................................................3
         1.3               Effect of the Merger...................................................................3
         1.4               Further Assurances.  ..................................................................4
         1.5               Certificate of Incorporation and
                                    By-laws of Lofts Mergerco. ...................................................4
         1.6               Directors and Officers of the
                                    Surviving Corporation.........................................................4
         1.7               Closing................................................................................5
         1.8               Taking of Necessary Action; Further Action.............................................5

ARTICLE II   MERGER CONSIDERATION; CONVERSION AND EXCHANGE OF SECURITIES..........................................5
         2.1               Aggregate Merger Consideration.........................................................5
         2.2               Allocation of Merger Consideration. ...................................................7
         2.3               Merger Consideration; Delivery.........................................................7
         2.4               Conversion of Shares; Payment of
                                    Merger Consideration.........................................................12
         2.5               Lock-Up of ABT Common Stock...........................................................15
         2.6               Registration Rights...................................................................17
         2.7               Abandoned Property Laws...............................................................20
         2.8               Non-Competition Agreement.  ..........................................................20
         2.9               Employment Agreements.................................................................21

ARTICLE III  CERTAIN ACTIONS.....................................................................................21
         3.1               Reasonable Efforts....................................................................21
         3.2               Effective Date of the Merger for Accounting
                                    and Tax Purposes.............................................................22

ARTICLE IV   REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES............................................22
         4.1               Ownership of Shares...................................................................22
         4.2               Capacity; Organization; Standing......................................................23
         4.3               Legal Proceedings.....................................................................24
         4.4               Authorization and Binding Effect;
                                    No Governmental Consents Required............................................25
         4.5               Encumbrances..........................................................................25
         4.6               Trademarks............................................................................25
         4.7               Patents, etc..........................................................................26
         4.8               Financial Statements..................................................................26
         4.9               Absence of Certain Changes............................................................28
         4.10              Tax Matters...........................................................................28
         4.11              Accounts Receivable and Inventory.....................................................29
         4.12              Title and Condition of Properties.....................................................30
         4.13              Description of Material Contracts.....................................................31
         4.14              Accounts Payable......................................................................33





         4.15              Default; Violations or Restrictions,
                                    Third Party Consents.........................................................33
         4.16              Court Orders and Decrees..............................................................34
         4.17              Books and Records.....................................................................35
         4.18              Pension and Welfare Plans.............................................................35
         4.19              Insurance.............................................................................36
         4.20              Rights of Third Parties...............................................................37
         4.21              Powers of Attorney....................................................................37
         4.22              Labor Matters.........................................................................38
         4.23              Relationships with Vendors and Customers..............................................38
         4.24              Approvals and Authorizations..........................................................38
         4.25              Compensation Plans....................................................................38
         4.26              Governmental Licenses.................................................................39
         4.27              Brokers...............................................................................39
         4.28              Compliance With Laws..................................................................39
         4.29              Guarantees............................................................................41
         4.30              Benefits..............................................................................41
         4.31              Schedules.............................................................................41
         4.32              Disclosure............................................................................42

ARTICLE V    REPRESENTATIONS AND WARRANTIES OF ABT AND LOFTS MERGERCO............................................42
         5.1               Organization; Capitalization..........................................................42
         5.2               Capacity..............................................................................43
         5.3               Legal Proceedings.....................................................................43
         5.4               Consents and Approvals................................................................44
         5.5               Binding Obligation....................................................................44
         5.6               Brokers; Finders......................................................................44
         5.7               Accuracy..............................................................................44
         5.8               SEC Filings...........................................................................45
         5.9               Financial Statements; Adverse Change..................................................45
         5.10              Interim Operations of Lofts Mergerco..................................................45

ARTICLE VI   SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.........................................46
         6.1               Survival of Representations and Warranties............................................46
         6.2               Indemnification by Shareholders.......................................................46
         6.3               Indemnification by ABT and Lofts Mergerco.  ..........................................47
         6.5               Defense of Claims.....................................................................48

ARTICLE VII  COVENANTS OF THE ACQUIRED COMPANIES.................................................................49
         7.1               Further Assurances....................................................................49
         7.2               Access to the Acquired Companies; Confidentiality.....................................49
         7.3               Conduct of Business Pending Closing...................................................50
         7.4               Closing Documents.  ..................................................................50
         7.5               Third Party Consents..................................................................50
         7.6               Notice of Events or Changes...........................................................51
         7.7               Conduct of Business Until Closing.....................................................51
         7.8               Update Schedules......................................................................53

         7.9               No Solicitation of Competing Offers...................................................53
         7.10              Limitation of Transfers of Shares.....................................................53

ARTICLE VIII COVENANTS OF ABT AND LOFTS MERGERCO.................................................................54
         8.1               Closing Documents.....................................................................54
         8.2               Noninterference.......................................................................54
         8.3               Confidentiality.......................................................................54
         8.4               Access................................................................................55
         8.5               Membership on Board of Directors......................................................55
         8.6               Vote in Favor of Merger...............................................................55

ARTICLE IX   CONDITIONS PRECEDENT TO ABT AND LOFTS MERGERCO'S OBLIGATIONS........................................55
         9.1               No Breach of Representations, etc.....................................................55
         9.2               Compliance with Covenants, etc........................................................55
         9.3               No Material Adverse Change............................................................56
         9.4               Certificates..........................................................................56
         9.5               Consents and Approvals................................................................56
         9.6               Corporate Documents...................................................................56
         9.7               Opinions of Acquired Companies' Counsel...............................................57
         9.8               Assignment of Leases.  ...............................................................57
         9.9               Insurance Policies.  .................................................................57
         9.10              Purchase of Real Property.............................................................57
         9.11              No Termination........................................................................58
         9.12              Non-Competition Agreements............................................................58
         9.13              Employment Agreements.................................................................58
         9.14              Financial Statements..................................................................58
         9.15              Services Agreement.  .................................................................58
         9.16              Regulatory Approvals..................................................................58
         9.17              New Lease.............................................................................59

ARTICLE X    CONDITIONS PRECEDENT TO THE SHAREHOLDERS' AND THE ACQUIRED COMPANIES' OBLIGATIONS ..................59
         10.1              No Breach of Representations, etc.....................................................59
         10.2              Compliance with Agreements............................................................59
         10.3              No Termination........................................................................59
         10.4              Certificates..........................................................................59
         10.5              Opinion of Counsel....................................................................60
         10.6              No Material Change....................................................................60
         10.7              Corporate Documents...................................................................60
         10.8              Release of Guarantors.................................................................60
         10.9              Management Services Agreement.........................................................60
         10.10             Opinion of Womble Carlyle.............................................................61
         10.11             Non-Competition Agreement.............................................................61
         10.12             Employment Agreements.................................................................61
         10.13             Lease.................................................................................61
         10.14             Purchase of Real Property.............................................................61

ARTICLE XI   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SHAREHOLDERS AND ABT AND LOFTS MERGERCO..................61
         11.1              Due Diligence.........................................................................61
         11.2              No Injunctions........................................................................62
         11.3              Consents..............................................................................62
         11.4              Corporate Proceedings.................................................................62
         11.5              Mergers Interrelated.  ...............................................................62
         11.6              Status of Schedules and Exhibits as of
                                    Signature Date...............................................................62

ARTICLE XII  TERMINATION.........................................................................................63

ARTICLE XIII ABT AND LOFTS MERGERCO'S OBLIGATIONS AT CLOSING.....................................................64

ARTICLE XIV  THE SHAREHOLDERS' OBLIGATIONS AT CLOSING............................................................65

ARTICLE XV   SUBSEQUENT EVENTS...................................................................................65
         15.1              Audited Financial Statements..........................................................65
         15.2              Option to Purchase Key Man Life Insurance.............................................65

ARTICLE XVI   PARTIES IN INTEREST................................................................................66

ARTICLE XVII  ENTIRE AGREEMENT...................................................................................66

ARTICLE XVIII GOVERNING LAW......................................................................................66

ARTICLE XIX   EXPENSES...........................................................................................67

ARTICLE XX    NONBINDING MEDIATION; ARBITRATION..................................................................67
         20.1              Non-binding Mediation.................................................................67
         20.2              Arbitration...........................................................................68

ARTICLE XXI   SEVERABILITY.......................................................................................68

ARTICLE XXII  NOTICES............................................................................................68

ARTICLE XXIII NON-WAIVERS........................................................................................70

ARTICLE XXIV  ASSIGNMENT ........................................................................................70

ARTICLE XXV   DISCLOSURE.........................................................................................70

ARTICLE XXVI  MISCELLANEOUS......................................................................................70
         26.1              Further Assurances....................................................................71
         26.2              Headings..............................................................................71
         26.3              Counterparts..........................................................................71

                                    EXHIBITS

Exhibit A                    Lofts Articles of Merger

Exhibit B                    Budd Articles of Merger

Exhibit 1.5                  Certificate of Incorporation and By-laws of Lofts
                             Mergerco, Inc.

Exhibit 2.1                  Sample Purchase Model

Exhibit 2.5                  Form of Lock-Up Agreement

Exhibit 2.8                  Form of Non-Competition Agreement

Exhibit 2.9                  Form of Employment and Non-Competition Agreement

Exhibit 9.7                  Form of Opinion of Counsel for the Acquired
                             Companies

Exhibit 9.17                 Form of Lease

Exhibit 10.5                 Form of Opinion of Counsel for ABT and Lofts
                             Mergerco

Exhibit 10.9                 Form of Management Services Agreement

                               LIST OF SCHEDULES


Schedule 1.6                Initial Officers of the Surviving Corporation
Schedule 2.2                Allocation of Merger Consideration
Schedule 4.1                Capitalization of Acquired Companies
Schedule 4.2                Capacity; Organization; Standing
Schedule 4.3                Legal Proceedings
Schedule 4.5                Encumbrances
Schedule 4.6                Trademarks
Schedule 4.7                Patents
Schedule 4.8                Financials
Schedule 4.9                Material Changes
Schedule 4.10               Tax matters
Schedule 4.11               Inventory
Schedule 4.12               Real Property
Schedule 4.13               Material Contracts
Schedule 4.14               Accounts Payable
Schedule 4.15               Consents of Parties to Material Contracts
Schedule 4.16               Court Orders and Decrees
Schedule 4.18               Pension, Profit Sharing and Welfare Plans
Schedule 4.19               Insurance
Schedule 4.20               Rights of Third Parties
Schedule 4.21               Powers of Attorney
Schedule 4.22               Collective Bargaining Agreements
Schedule 4.23               Material Claims by Customers
Schedule 4.25               Compensation Plans
Schedule 4.26               Governmental Licenses
Schedule 4.28               Compliance with Laws
Schedule 4.29               Personal Guarantees by Shareholders
Schedule 4.30               Benefits
Schedule 6.5                Indemnification

                      AGREEMENT AND PLAN OF REORGANIZATION

    AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of December 1, 1997, by and among AgriBioTech, Inc., a Nevada corporation ("ABT"), Lofts Mergerco, Inc., a Nevada corporation and a wholly-owned subsidiary of ABT ("Lofts Mergerco"), Lofts Seed, Inc., a New Jersey corporation including its wholly-owned subsidiary Sunbelt Seed ("Lofts"), Budd Seed, Inc., a North Carolina corporation ("Budd Seed") (collectively referred to with Lofts as the "Acquired Companies"), and all of the shareholders of Lofts and Budd Seed (each a "Shareholder" or collectively the "Shareholders")whose names appear on the signature page hereto.

    WHEREAS, the respective Boards of Directors of ABT, the Acquired Companies and Lofts Mergerco have approved and deem it in the best interests of their respective shareholders to consummate the business combination transaction provided for herein, in which Lofts and Budd Seed would each merge with and into Lofts Mergerco unless they have previously merged with each other in which case the combined entity (and all of their prior subsidiaries) would merge into Lofts Mergerco;

    WHEREAS, each such merger shall take place pursuant to a plan of merger ("Plan of Merger") in the form set forth in Articles of Merger attached hereto as EXHIBIT A ("Lofts Merger") and EXHIBIT B ("Budd Merger"); the merger of Lofts into Lofts Mergerco is referred to herein as the "Lofts Merger" and the Merger of Budd into Lofts Mergerco is referred to herein as the "Budd Merger;" the Lofts Merger and the Budd Merger collectively are referred to herein as the "Merger;"

    WHEREAS, following the Merger, Lofts Mergerco will change its name to Lofts Seed, Inc., and the surviving corporation of the Merger will remain a wholly-owned subsidiary of ABT (Lofts Mergerco, Budd Seed and Lofts are hereinafter referred to as the "Constituent Corporations");

    WHEREAS, the Shareholders of Lofts and Budd Seed by their execution of this Agreement have agreed to vote in favor of the Merger and to execute the Certificates of Merger, as defined below;

    WHEREAS, the laws of the States of Nevada, New Jersey and North
Carolina permit such mergers, and the Constituent Corporations desire to merge under and pursuant to the provisions of such laws;

    WHEREAS, the parties desire to make certain undertakings, conditions, representations, warranties and covenants in connection with the Merger; and

         WHEREAS, for Federal income tax purposes it is intended that the Merger qualify as a statutory merger under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code").

         NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                    ARTICLE I
                                   THE MERGER

         1.1 THE MERGER. The Merger shall not become effective unless this Agreement and each Plan of Merger is duly approved by Shareholders holding the requisite number of shares of each of Lofts, Budd and Lofts Mergerco. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in SECTION 1.3), (i) the Acquired Companies shall be merged with and into Lofts Mergerco in accordance with the provisions of the General Corporate Law of the State of Nevada (the "GCL"), the Business Corporation Act of the State of North Carolina (the "NCBCA"), and the Business Corporation Act of the State of New Jersey, (the "NJBCA"), unless Lofts and Budd Seed are merged with each other prior to the Effective Time, in which case all references in this Agreement to the Acquired Companies shall be to such combined entity, (ii)the separate corporate existence of each of the Acquired Companies shall cease, (iii)the Merger shall in all respects have the effects provided in SECTION 1.3 below, and
(iv)Lofts Mergerco shall continue as the surviving corporation (hereinafter sometimes referred to as the "Surviving Corporation")under the laws of the State of Nevada under the name "Lofts Seed, Inc."

         1.2 EFFECTIVE TIME. Upon fulfillment or waiver of the conditions specified in Articles IX, X and XI and provided that this Agreement has not been terminated Pursuant to Article XII, and subject to the remaining terms and provisions of this Agreement, there shall be filed with the Nevada Department of State, as soon as practicable on or after the Closing Date (as defined in SECTION L.7), certificates of merger with respect to the Merger (the "Certificates of Merger"), in such form as is required by, and executed in accordance with, the applicable provisions of the GCL. The Merger shall become effective at the time of filing, by the Department of State of the State of Nevada in accordance with the GCL, of the original, properly executed Certificates of Merger, or at the time specified as the effective time in the Certificates of Merger. The Certificates of Merger shall be submitted for filing at the time of the Closing and may be submitted prior thereto for clearance. The time at which the

Merger shall become effective is referred to herein as the "Effective Time." Each Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Board of Directors of each of the respective Constituent Corporations and approval by the shareholders of each of the respective Constituent Corporations shall constitute adoption and approval of each Plan of Merger.

         1.3 EFFECT OF THE MERGER. The Merger shall have the effects set forth in Section 92A.250 of the GCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time (i) the corporate identity, existence, purposes, powers, objects, franchises, rights, immunities, liabilities and duties of and property (real, personal and mixed), and all debts due on whatever account, including subscriptions for shares, and all other choses in action and every other interest of or belonging to the Surviving Corporation shall continue unaffected and unimpaired by the Merger; and (ii) the corporate identity, existence, purposes, powers, objects, franchises, rights, immunities, liabilities and duties of and all property (real, personal and mixed), rights, privileges, powers and franchises of the Acquired Companies shall vest in Lofts Mergerco, and all debts due on whatever account, including subscriptions to shares and all other causes of action and every other liabilities and duties of the Acquired Companies shall become the debts, liabilities and duties of the Surviving Corporation as of the Effective Time. From and after the Effective Time, by virtue of the filing of the Merger Certificates with the Nevada Department of State, all of the above shall be deemed to be transferred and so vested in the Surviving Corporation without further act or deed.

         1.4 FURTHER ASSURANCES. If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances in law or any other actions or things are necessary, desirable or proper to vest, perfect or confirm of record, or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Acquired Companies, or otherwise to carry out the intent and purposes of this Agreement, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Acquired Companies all such proper deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Acquired Companies all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the

Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions. Neither the rights of creditors nor any liens upon the property of any of the Constituent Corporations shall be impaired by the Merger.

         1.5 CERTIFICATE OF INCORPORATION AND BY-LAWS OF LOFTS MERGERCO. The Certificate of Incorporation of Lofts Mergerco, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the GCL and the terms of such Certificate of Incorporation. The By-laws of Lofts Mergerco, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the GCL, the Certificate of Incorporation of the Surviving Corporation and such By-laws. The Certificate of Incorporation and By-laws of Lofts Mergerco at the Effective Time shall be in the form set forth in EXHIBIT 1.5.

         1.6 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The initial directors of the Surviving Corporation shall be the directors of the Surviving Corporation at the Effective Time, and all such directors will continue to hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-laws of the Surviving Corporation, or as otherwise provided by applicable law. The initial officers of the Surviving Corporation shall be the persons set forth in SCHEDULE 1.6, and all such officers will continue to hold office from the Effective Time until their respective successors are duly appointed and qualify in the manner provided in the By-laws of the Surviving Corporation, or as otherwise provided by applicable law.

         1.7 CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, at 10:00 a.m., local time, on January 5, 1998, unless another place, date or time is agreed to by ABT and the Acquired Companies (the date on which the Closing takes place being referred to herein as the "Closing Date").

         1.8 TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of Lofts, Budd Seed, Lofts Mergerco and ABT will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of ABT and Lofts Mergerco, the officers and directors of ABT and Lofts Mergerco immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                   ARTICLE II
           MERGER CONSIDERATION; CONVERSION AND EXCHANGE OF SECURITIES

         2.1 AGGREGATE MERGER CONSIDERATION. The aggregate consideration (the "Merger Consideration") issuable to the shareholders pursuant to the Merger shall equal $34,000,000 (the "Model Merger Consideration") as adjusted below. The Model Merger Consideration consists of (a) 2,000,000 shares of ABT Common Stock, $.001 par value ("ABT Common Stock"), valued by the parties at $8.50 per share (subject to adjustment as provided in SECTION 2.4(VI), and (b) seventeen million ($17,000,000) dollars in cash. The Model Merger Consideration shall be adjusted as follows. First, there shall either be added to the Model Merger Consideration the excess of Closing Working Capital (defined below) over the Model Working Capital (defined below), or subtracted therefrom the excess of the Model Working Capital over the Closing Working Capital. Then, there shall be added the amount by which the Model Debt (defined below) exceeds the Closing Debt (defined below), or subtracted the amount by which the Closing Debt exceeds the Model Debt. The aggregate amount determined by applying the preceding provisions of this SECTION 2.1 shall be the Merger Consideration. In applying such preceding provisions (i) the "Closing Working Capital" shall mean the excess of current assets over current liabilities of the Acquired Companies (including subsidiaries, prepared on a consolidated basis, and eliminating all notes payable) as determined from the unaudited financial statements of the Acquired Companies as of the close of business on December 31, 1997 (the "Unaudited December 31, 1997 Financial Statements"); (ii) the "Model Working Capital" ($15,161,000) shall mean the excess of current assets over current liabilities of the Acquired Companies, including subsidiaries, prepared on a consolidated basis and as adjusted from the Sample Purchase Model presented to ABT by the Acquired Companies on August 26, 1997 and attached hereto as EXHIBIT 2.1; (iii) the "Model Debt" shall mean the "Total Debt Payoff" (consisting of any and all indebtedness owed to banks and other financial institution and to Budd Services, Inc.)as shown on the Sample Purchase Model($12,213,000); and (iv) the "Closing Debt" shall mean the Total Debt Payoff derived from the Unaudited December 31, 1997 Financial Statements. The computation of the Merger Consideration, the Closing Working Capital and the Closing Debt shall be prepared as provided in SECTION 2.3 hereof using the same accounting methods and procedures used by the Acquired Companies in preparing, and otherwise on a basis consistent in all respects with, the EBITDA pro forma, Average Balance Sheet and Sample Purchase Model annexed hereto as EXHIBIT 2.1.

         The adjustment to the Model Merger Consideration to determine the Merger Consideration shall be made in the form of cash. In the event, however, that the number of shares of ABT Common Stock comprising the Merger Consideration (valued at $8.50 per share) does not equal at least 43% of the total Merger Consideration (meaning the cash Merger Consideration is in excess of 57% of the Merger Consideration) the number of shares of ABT Common Stock shall be increased to at least 43% of the Merger Consideration. All of such additional shares of ABT Common Stock shall be valued at the average closing price of ABT Common Stock for the five consecutive trading days preceding the date of such adjustment.

         2.2 ALLOCATION OF MERGER CONSIDERATION. The Merger Consideration shall be allocated as follows: (i) 83.18% to the Shareholders of Lofts, and (ii) 16.82% to the Shareholders of Budd. Each Shareholder of record of the Acquired Companies at the Effective Time shall receive the percentage of the Merger Consideration and in the form with respect to each Shareholder set forth in
SCHEDULE 2.2. For the purpose of allocating the Merger Consideration, ABT Common Stock (in whole numbers of Shares) shall be valued as provided in SECTION 2.1 immediately preceding.

         2.3 MERGER CONSIDERATION; DELIVERY.

         (i) Computation and Delivery of the Preliminary Merger Consideration. For purposes of Closing, a Preliminary Statement of Merger Consideration will be prepared by the Acquired Companies and delivered to ABT by December 15, 1997 based on the Acquired Companies' November 30, 1997 unaudited financial statements giving effect to the estimated operation of the Acquired Companies during December 1997. The Preliminary Statement of Merger Consideration will use the formula provisions of SECTION 2.1 used in calculating the Merger Consideration in order to calculate the preliminary merger consideration (the "Preliminary Merger Consideration") to be delivered to the Shareholders at Closing. If ABT disagrees with the calculation of the Preliminary Merger Consideration, it must inform the Acquired Companies of the nature of its disagreement by December 29, 1997. The parties agree to resolve the amount of Preliminary Merger Consideration to be paid at Closing on or before January 2, 1998. At the Closing, ABT shall cause to be delivered to the Womble Carlyle Sandridge & Rice Trust Account (the "Trust Account") the Preliminary Merger Consideration, in the form of

2,000,000 shares of ABT Common Stock valued at $8.50 per share (or such adjusted number of shares as provided in SECTION 2.1) and the remainder in cash as determined in SECTION 2.1; receipt in the Trust Account of the Preliminary Merger Consideration shall be deemed to be delivery of the Preliminary Merger Consideration by ABT for purposes of this Agreement. In addition to the Preliminary Merger Consideration, ABT shall deliver to Womble Carlyle Sandridge & Rice acknowledgment by ABT that it has received from each Shareholder (A) letters of transmittal (the "Transmittal Letter") with accompanying stock certificates in accordance with subsection (vii) below and (B) an "Affiliate Letter" stating, among other things, that no withholding is required, or, if withholding is required, the amount to be withheld.

         (ii) Distribution of Preliminary Merger Consideration. At the Closing, Womble Carlyle Sandridge & Rice shall distribute from the Trust Account to each Shareholder, 90% of the Preliminary Merger Consideration allocable to each in accordance with SCHEDULE 2.2. Any fractional Share of ABT Common Stock distributable to Shareholders at the Closing shall be disregarded. The remainder of the Preliminary Merger Consideration shall be held in the Trust Account pending distribution thereof following final determination of the Merger Consideration as provided in SECTION 2.3(III) hereof. All cash held or received in the Trust Account shall be invested in savings accounts or certificates of deposit in federally insured United States banks; or securities issued or guaranteed by the United States government or an agency thereof; or prime commercial paper of United States issuers; or Repurchase Agreements that are fully secured by obligations of or are issued or guaranteed by the United States or any agency thereof; or a common, mixed or commingled fund invested primarily in obligations of the type described above. Womble Carlyle Sandridge & Rice shall not be liable for any losses resulting from any investment, or the sale or redemption of any investment, made in accordance with the foregoing authorization. The interest earned shall be distributable to the Shareholders and to ABT in the proportion that funds held in the Trust Account are distributable to each as provided herein.

         (iii) Determination of Merger Consideration. The Merger Consideration shall be determined by the following procedure:

                  (A) By January 30, 1998, the Surviving Corporation shall cause to be prepared a statement of merger consideration as of December 31, 1997 (the "Final Statement of Merger Consideration") setting forth the computation of the Merger Consideration. The Final Statement of Merger Consideration shall be (i) prepared in a manner consistent with methods and procedures previously utilized by the Acquired Companies and with the Preliminary Statement of Merger Consideration and (ii) derived from the Audited November 30, 1997 Financial Statements rolled forward to the Unaudited December 31, 1997 Financial Statements, to be delivered together with the Final Statement of Merger Consideration and prepared in accordance with generally accepted accounting principles consistently applied with prior periods.

                  (B) Audit. The financial statements as of November 30, 1997 and for the period then ended (the "Post-Closing Financial Statements") shall be audited and reported on by E.H. Cannon & Co., independent certified public accountants (the "Auditors"), subject to review by KPMG Peat Marwick LLP. The report of the Auditors shall be unqualified, and ABT shall be responsible for the fees and expenses of the Auditors for the services herein. The Surviving Corporation shall cause the Post-Closing Financial Statements together with the draft report of the Auditors thereon, to be delivered to the Shareholders and ABT as soon as practicable, but no later than January 30, 1998. Such delivery shall be made to Richard P. Budd, as representative of the Shareholders (the "Shareholder Representative") and delivery to the Shareholder Representative shall be deemed to be delivery to all Shareholders. The Shareholder Representative and ABT and their designees shall be permitted to participate in the audit process, to observe all aspects of the audit, and to collaborate with the Auditors in preparation of the Post-Closing Financial Statements.

                  (C) Review. Following delivery of the Post-Closing Financial Statements and Final Statement of Merger Consideration to the Shareholder Representative and ABT, the Auditors shall be authorized to provide the Shareholder Representative and ABT and their designees with an opportunity to review the Auditors' work papers related to the audit and to discuss the same with the Auditors' representatives. The parties shall have thirty (30) days to review the Post-Closing Financial Statements and Final Statement of Merger Consideration and to give notice to the Surviving Corporation of any disagreement regarding such statements (an "Objection Notice"). Absent such Objection Notice, the Post- Closing Financial Statements and Final Statement of Merger Consideration as delivered to the Shareholder Representative and ABT shall be final and binding on the parties hereto.

                  (D) Objection Period. If the Shareholder Representative or ABT, gives an Objection Notice in a timely manner, and the Surviving Corporation and the Shareholder Representative are able to resolve such objections, the Post-Closing Financial Statements and Final Statement of Merger

Consideration, as the case may be, as modified to resolve such objections, shall be binding on the parties hereto. If the Surviving Corporation and the Shareholder Representative are unable to reach agreement as to all differences within 20 days after the Surviving Corporation's receipt of the Objection Notice, then the unresolved differences shall be resolved as provided in Article XX hereof.

         (iv) Escrow Funds. The Shareholders shall set-aside from the Merger Consideration for the benefit of ABT and Lofts Mergerco as described in the table below (the "Escrow Funds") such amounts and for such periods to be mutually negotiated specifically based upon ABT determining during its due diligence prior to the Closing that there are open issues for which an escrow needs to be created (the "Open Items"). The Escrow Funds shall either be in the form of cash or ABT Common Stock (valued at $8.50 per share), at the election of the Shareholder Representative. To the extent the Escrow Funds are in the form of cash, such cash shall be invested in (1) an interest-bearing account with a bank or other financial institution; (2) United States Government securities, short term certificates of deposit, money market securities, investment grade commercial paper or other short-term interest-bearing investment- grade securities; or (3) a common, mixed or commingled fund invested primarily in obligations of the type described in (1) or (2) above. The Escrow Funds shall be established for the purpose of satisfying the Open Issues (and for no other purpose), subject to the $100,000 threshold set forth in SECTION 6.5(IV) hereof. If any portion of the Escrow Funds shall be in the form of ABT Common Stock, any shares of such Common Stock delivered to ABT and Lofts Mergerco in satisfaction of any Open Issues shall be valued (for the purpose of satisfying such Open Issues at the greater of $8.50 per share or the average selling price per share for the ten trading days ending on the last trading day preceding the date of delivery of such shares in satisfaction of the Open Issues. Any interest or dividends accrued on the Escrow Funds shall inure to the benefit of the Shareholders and shall be distributed to them periodically as available. The Escrow Fund shall terminate (and any funds or property remaining therein shall be paid or distributed to the Shareholders) following mutual resolution and satisfaction of the Open Issue or Issues with respect to which the Escrow Fund was established.

         (v) Distribution of Merger Consideration. The Merger Consideration shall be distributed as follows as soon as practicable following the close of the 30-day period described in SECTION 2.3(III)(C) if an Objection Notice has not been timely filed. If an Objection Notice is timely filed, the portion of the Merger Consideration that ABT and the Shareholder Representative agree is distributable shall be distributed as follows (disregarding any fractional shares of ABT Common Stock and exclusive of the Escrow Funds), as soon as practicable following the close of such 30-day period, and the remainder of the Merger Consideration, if any, shall be distributed as soon as practicable following final resolution of all objections in the Objection Notice.

                  (A) In the event that the amount of the Preliminary Merger Consideration shall exceed the amount of the Merger Consideration by an amount greater than the amount of cash from the Preliminary Merger Consideration held in the Trust Account and not distributed pursuant to SECTION 2.3 (II), each Shareholder shall pay his pro rata portion of such deficiency to the Trust Account in cash.

                  (B) Womble Carlyle Sandridge & Rice shall distribute to ABT from the Trust Account the amount by which the Preliminary Merger Consideration exceeds the Merger Consideration (as set forth in SUBSECTION (V)(A) above) plus the interest earned in the Trust Account on such distribution. Any amount remaining in the Trust Account (after such distribution to ABT) shall be distributed to each Shareholder as provided in (D) below.

                  (C) In the event that the amount of the Merger Consideration exceeds the Preliminary Merger Consideration the amount of such excess shall be delivered by ABT to the Trust
Account in cash.

                  (D) Womble Carlyle Sandridge & Rice shall distribute to each Shareholder from the Trust Account together with the interest earned on cash held in the Trust Account for each Shareholder, the remaining amount of the Merger Consideration allocable to each Shareholder (as set forth in SUBSECTION
(V)(C) above) reduced by the amount of the Escrow Funds, if any, allocable to each Shareholder.

         (vi) Fractional ABT Shares. With respect to each Shareholder, the portion of the Merger Consideration to be received in the form of ABT Common Stock, shall be rounded to the nearest whole share of ABT Common Stock, and the cash portion of the Merger Consideration allocable to each Shareholder shall be correspondingly increased or decreased to adjust for such rounding based on the assumed value of ABT Common Stock of $8.50 per share.

         (vii) Receipt of Shareholder Letters. Notwithstanding any other provisions hereof, if any Transmittal Letter (and accompanying stock certificates) and/or Affiliate Letter of any Shareholder has not been received by ABT at the Closing, the Preliminary Merger Consideration and any subsequent Merger

Consideration distributable to such Shareholder shall be held in the Trust Account until such time as ABT shall deliver to Womble Carlyle Sandridge & Rice, an acknowledgment that such Transmittal Letter (and accompanying certificates) and Affiliate Letter has been received (which ABT shall do immediately upon receipt by it), at which time any Preliminary Merger Consideration and Merger Consideration of such Shareholder shall be distributed from the Trust Account together with the interest earned on cash held in the Trust Account for each Shareholder.

         (viii) Womble Carlyle Sandridge & Rice shall be fully protected in making distributions to the Shareholders from the Trust Account in accordance with SCHEDULE 2.2, this SECTION 2.3 and accompanying acknowledgments from ABT, and Womble Carlyle Sandridge & Rice shall have no obligation with respect to any party hereto or any Shareholder beyond making distributions from the Trust Account in accordance with SCHEDULE 2.2, this SECTION 2.3 and acknowledgments from ABT. Womble Carlyle Sandridge & Rice shall have no liability to ABT, any Shareholder, or any other person for making such distributions provided such distributions are made in accordance with SCHEDULE 2.2, this SECTION 2.3 and any acknowledgments from ABT.

         2.4      CONVERSION OF SHARES; PAYMENT OF MERGER CONSIDERATION

                  (i) All of the (A) shares of ABT Common Stock, and (B) the cash portion of the Merger Consideration shall be exchanged for all of the validly issued, fully paid and nonassessable shares of common stock of the Acquired Companies. At the Effective Time, by virtue of the Merger and without any action the part of any party hereto, each share of common stock of Lofts and Budd Seed issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such shares (as provided in SUBSECTION (IV) below), the proportion of the Merger Consideration allocable to it.

         All shares of ABT Common Stock and cash issued upon the surrender for exchange of shares of common stock of the Acquired Companies in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of the Acquired Companies common stock. If, after the Effective Time, certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

                  (ii) Each share of the common stock of Lofts Mergerco issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

                  (iii) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of common stock of Lofts or Budd Seed shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing such shares, except as specifically provided herein. With respect to any certificate for common stock of Lofts or Budd Seed that has been lost or destroyed, ABT shall direct distribution of the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with ABT's standard policy, and evidence reasonably satisfactory to ABT of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of common stock of Lofts or Budd Seed outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

                  (iv) At least ten days prior to the Effective Time, ABT shall cause to be delivered or mailed to each Shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented shares of common stock of Lofts or Budd Seed in exchange for the Merger Consideration. Upon surrender at or after the Effective Time of such certificates, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, ABT shall direct that the Merger Consideration be transferred to the persons entitled thereto as provided herein.

                  (v) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by Lofts or Budd Seed in respect of shares of common stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by law, all shareholders shall be entitled to vote after the Effective Time at any meeting of ABT stockholders the number of whole shares of ABT Common Stock into which their respective shares of Lofts or Budd Seed common stock are converted, regardless of whether such holders have exchanged their certificates representing Lofts or Budd Seed common stock for certificates representing ABT Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by ABT on ABT Common Stock the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all ABT Common Stock issuable pursuant to this Agreement, but after the Effective Time no dividend or other distribution payable to the holders of record of ABT Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Lofts or Budd Seed shares until such holder surrenders such certificate for exchange as provided in this SECTION 2.4. Upon surrender of such certificate, both the certificate for ABT Common Stock and any undelivered dividends shall be delivered and paid.

                  (vi) In the event ABT changes the number of shares of ABT Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the amount of the Merger Consideration represented by shares of ABT Common Stock shall be proportionately adjusted.

                  (vii) Any Shareholder who shall have dissented from the Lofts Merger or Budd Merger in accordance with applicable state law, and who has properly exercised such Shareholder's right to demand payment of the value of the Shareholder's shares of Lofts or Budd Seed(the "Dissenting Shares") shall thereafter have only such rights, if any, as are provided a dissenting shareholder under applicable state law and shall have no rights under this
SECTION 2.4; provided, however, that if such Shareholder shall withdraw the demand for such appraisal or shall become ineligible for such appraisal, then such Shareholder's Dissenting Shares automatically shall cease to be Dissenting Shares and shall be converted into and represent only the right to receive the Merger Consideration provided for in this Section upon surrender of the certificate representing the Dissenting Shares. Notwithstanding the foregoing, pursuant to SECTION 4.4 herein, each of the Shareholders has represented and warranted that (s)he will vote for the Merger at the shareholders meetings of the Acquired Companies.

         2.5            LOCK-UP OF ABT COMMON STOCK.

                  (i) The shares of ABT Common Stock received as Merger Consideration, shall be sold pursuant to the terms of a Lock-Up Agreement to be entered into by each Shareholder, the form of which is attached hereto as
EXHIBIT 2.5, pursuant to the following schedule: no shares of ABT Common Stock shall be sold by the Shareholders prior to the earlier to occur of August 1, 1998 or six months from the closing of an underwritten public offering of ABT Common Stock (the "No-Sale Period"). Thereafter, the Shareholders may sell publicly in the over-the-counter market, up to 84,000 shares per month, but no more than 21,000 shares per week or 7,000 shares per day (the "Lock-Up

Limitations");

                  (ii)   Sales of shares in excess of the numbers in subsection
(i) shall constitute an event of default by the selling Shareholders under the Lock-Up Agreement and all gross proceeds to such selling Shareholders above $8.50 per share from any sale of ABT Common Stock on the defaulting sales and all sales before or after such default shall be paid by such selling Shareholders to ABT; however, ABT shall not have any other recourse against the selling Shareholders for violation of the Lock-Up Agreement other than ABT's ability to seek specific performance of the Lock-Up Agreement.

                  (iii) ABT and the Shareholders acknowledge that the liability of the Shareholders to ABT is several and a violation of a Lock-Up Agreement by one Shareholder shall not constitute a joint violation by all Shareholders, although the Shareholders recognize that the nature of this Lock-Up Agreement will require them to coordinate sales among themselves to avoid any violation of the aggregate Lock-Up Limitations set forth in SUBSECTION 2.5(I) above.

                  (iv) Any shares of ABT Common Stock that the Shareholders elect not to sell during any period as set forth in SUBSECTION (2.5)(I) above shall be eligible for sale in such quantities as the Shareholders desire subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), commencing two years from the date the shares of ABT Common Stock first became eligible for resale hereunder.

                  (v) ABT reserves the right to waive the Lock-Up Limitations and/or resale limitations set forth in the Lock-Up Agreement, in whole or in part.

                  (vi) The Shareholders shall forward to ABT all customary documentation reflecting any sale of shares of Common Stock within ten (10) business days of such sale.

                  (vii) Privately negotiated sales, transfers among Shareholders, transfers to family members and/or to trusts for the benefit of shareholders and family members of ABT Common Stock by the Shareholders shall be permitted only if the transferee of such shares executes a Lock-Up Agreement substantially in the form of the Lock-Up Agreement attached as EXHIBIT 2.5.

                  (viii) Prior to the end of the No-Sale Period, the Shareholder Representative shall provide ABT with a definitive schedule of the individual allocations of the Lock-Up Limitations among the Shareholders. Following the No-Sale Period, if a

Shareholder wishes to sell Shares of ABT Common Stock in excess of his individual allocation of the Lock-Up Limitations the Shareholder Representative shall advise ABT of the revised allocation of the Lock-Up Limitations at least one business day prior to such sale. Such sale may be made only if the aggregate Lock-Up Limitations are not exceeded.

         2.6             REGISTRATION RIGHTS.

         (a) Of the shares of ABT Common Stock issued to the Shareholders at the Closing as set forth in Section 2.1 above, one-half (rounded up to the nearest whole share) of such shares (the "Registered Shares") shall be registered with the Securities and Exchange Commission ("SEC")for sale under the Securities Act pursuant to ABT's Registration Statement on Form S-3 (Reg. No. 333- 33367) (the "Registration Statement"), and the balance of such shares shall not be registered for resale (the "ABT Restricted Shares"). Notwithstanding the registration of shares of ABT Common Stock under this SECTION 2.6, all such shares shall be subject to the Lock-Up Agreement described in SECTION 2.5.

         (b) In the event that any of the Registered Shares cannot be sold pursuant to the Registration Statement or the ABT Restricted Shares cannot be sold pursuant to Rule 144 commencing one year from the Closing Date ("Registration Conditions"), the Shareholders shall have the demand registration rights provided in this Section 2.6. If at any time during the period commencing upon the expiration of the No-Sale Period (as such term is defined in the Lock-Up Agreement attached as EXHIBIT 2.5 hereto) and ending two years thereafter Registration Conditions exist, ABT covenants and agrees with the Shareholders that, upon written request of the then holder(s) of at least 25% of the remaining shares of ABT Common Stock, the Company will file with the SEC as promptly as practicable and, in any event, within 45 days after receipt of such written request, on one occasion at ABT's sole expense, and on two other occasions at the Shareholders' expense, a registration statement (the "Demand Registration Statement" and, together with the Registration Statement, the "Registration Statements") on a form which would be available for the resale of the ABT Common Stock by the Shareholders under the Securities Act, registering or qualifying the ABT Common Stock requested to be so registered for sale. Such request shall specify the shares of ABT Common Stock intended to be sold and the intended method of disposition. ABT shall not, without the consent of the Shareholders, grant to any person registration rights, that would entitle such holders to include any securities of the Company in the Demand Registration Statement.

         (c) ABT will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file and cause to become effective the Registration Statements as promptly as practicable and to maintain the effectiveness of the Registration Statements for a period of two years thereafter, subject to subparagraph (e) below.

         (d) ABT shall notify each Shareholder upon discovery that, or upon the happening of any event as a result of which, the prospectus included in any of the Registration Statements includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and, at the request of any Shareholder, ABT shall promptly prepare and furnish to such Shareholder a reasonable number of copies of a supplement or an amendment to such prospectus as may be necessary.

         (e) ABT shall prepare and file with the SEC such amendments and supplements to the Registration Statements and the prospectuses contained therein as may be necessary to keep the Registration Statements effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statements until such time as all shares of ABT Common Stock have been disposed of in accordance with the intended methods of disposition by the Shareholders set forth in such Registration Statements; provided, that ABT shall not be required to maintain the effectiveness of any Registration Statement as to any shares of ABT Common Stock that may then be sold by a Shareholder in accordance with Rule 144.

         (f) ABT shall furnish to each Shareholder such number of preliminary and final prospectuses included in any of the Registration Statements and of each such amendment and supplement thereto as such Shareholder may reasonably request.

         (g) ABT shall use its best efforts to file in a timely manner all reports required to be filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and shall otherwise maintain its eligibility to use Form S-3 and comply with the public information requirements of paragraph (c) of Rule 144.

         (h) ABT shall indemnify and hold harmless the Shareholders against any losses, claim damages, liabilities, costs (including, without limitation, the reasonable cost of preparation and attorney's fees) and reasonable expenses (collectively, "Losses") arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any of the Registration Statements or any prospectus or preliminary prospectus included therein or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based solely upon information furnished in writing to ABT by such Shareholders expressly for use therein.

         (i) In connection with any registration in which a Shareholder is participating, such Shareholder shall furnish to ABT in writing such information as ABT reasonably requests for use in connection therewith and agrees to indemnify and hold harmless ABT, its directors, officers, agents and employees and each person who controls ABT (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934) from and against all Losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any of the Registration Statements or any prospectus or preliminary prospectus included therein or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Shareholder to ABT expressly for use in such Registration Statement, prospectus or preliminary prospectus and that such information was solely relied upon by ABT in preparation of such Registration Statement, prospectus or preliminary prospectus. In no event shall the liability of any Shareholder hereunder be greater in amount than the dollar amount of the proceeds (net of the payment of all expenses) received by such Shareholder upon the sale of shares of ABT Common Stock giving rise to such indemnification obligation.

         (j) ABT will pay all expenses of ABT and the Shareholders in connection with the Registration Statement described in SECTION 2.6(A) and one Demand Registration Statement described in SECTION 2.6(B) above, in each instance exclusive of any underwriting discount or commission and the fees and expenses of Shareholders' legal counsel in connection with the sale of shares by the Shareholders pursuant to such registration.

         (k) ABT acknowledges that the registration rights provided in this SECTION 2.6 are also for the benefit of any of the Shareholders' permitted transferees.

         2.7 ABANDONED PROPERTY LAWS. Payment or delivery of any shares of ABT Common Stock, any cash in lieu of fractional shares of ABT Common Stock and any dividends or distributions with respect to ABT Common Stock shall be subject to applicable abandoned property, escheat and similar laws and neither ABT nor the Surviving Corporation shall be liable to any holder of shares of the Acquired Companies common stock for any such shares, for any dividends or distributions with respect thereto or for any cash in lieu of fractional shares which may be delivered to any public official pursuant to any abandoned property, escheat or similar laws.

         2.8 NON-COMPETITION AGREEMENT. In addition to the conversion of Lofts common stock and Budd Seed common stock, at the Closing, each of the four principal Shareholders named below, (the "Principal Shareholders")hereby agrees to enter into Non- Competition Agreements with ABT in consideration of ABT paying to the Principal Shareholders an aggregate additional Seven Hundred Seventeen Thousand Dollars ($717,000). The Non-Competition Agreements shall be either in the form annexed hereto as EXHIBIT 2.8 concerning Richard P. Budd and Gerald L. Chrisco or as part of Employment and Non-Competition Agreements to be entered into by Kenneth R. Budd and John D. Budd pursuant to SECTION 2.9 below. The Non-Competition provisions shall prohibit each of the Principal Shareholders from competing in any line of business that constitutes 5% or more of ABT's net sales on the date of such principal Shareholder's termination of employment with Lofts or termination of the Management Services Agreement with Budd Services, Inc. (as described in SECTION 10.9), as the case may be, for the period beginning on the Closing Date and ending as follows:

         (i)         With respect to John D. Budd and Kenneth R. Budd, the
                    third anniversary of the termination of employment with Lofts in accordance with their respective Employment Agreements described in SECTION 2.9 below, and

         (ii) With respect to Richard P. Budd and Gerald L. Chrisco, the second anniversary of termination of the Management Services Agreement to be entered into by the Surviving Corporation and Budd Services, Inc. as described in
                    SECTION 10.9.

         2.9 EMPLOYMENT AGREEMENTS.  At the Closing, Kenneth R.
Budd and John D. Budd shall each enter into an Employment and Non-Competition Agreement with Lofts Mergerco in the form annexed hereto as EXHIBIT 2.9.

                               ARTICLE III
                             CERTAIN ACTIONS

         3.1 REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement and applicable law, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party's obligation to consummate such transactions to be fully satisfied. Without limiting the generality of the foregoing, the parties shall (and shall cause their respective subsidiaries, and use their reasonable efforts to cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide reasonable assistance to each other in (i) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any Governmental Entity or other person or entity, (ii) providing all such information about such party, its subsidiaries and its officers, directors, partners and affiliates and making all applications and filings as may be necessary or reasonably requested in connection with ABT securities filings (which obligation shall survive the consummation of the Merger); and (iii) in general, consummating and making effective the transactions contemplated hereby.

         3.2 EFFECTIVE DATE OF THE MERGER FOR ACCOUNTING AND TAX PURPOSES. In the event that the Closing is consummated, the parties hereto agree that the Merger shall be treated for accounting and tax purposes as if such transaction had occurred prior to the opening of business on January 1, 1998 (the "Effective Date"), regardless of when the Closing in fact occurs. In the event that the Closing is consummated, ABT shall realize any operating profit or loss from the operation of the business of the Acquired Companies after the Effective Date and shall be responsible for the payment of all income taxes, both federal and local, on taxable income from and after January 1, 1998. The shareholders of the Acquired Companies shall be responsible for the payment of all income taxes, both federal and state on taxable income prior to January 1, 1998 and ABT shall not be responsible for any taxes owing for any period prior to January 1, 1998.


                                   ARTICLE IV
            REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

         The Acquired Companies warrant and represent to ABT and Lofts Mergerco as follows (as used herein, the "Acquired Companies' best knowledge" or "to the best knowledge of the Acquired Companies" shall mean information actually known by Executive Management of the Acquired Companies without due inquiry.

         4.1 OWNERSHIP OF SHARES. The authorized, issued and outstanding capital stock of each of the Acquired Companies (collectively, the "Stock") is set forth in SCHEDULE 4.1. The owners of record, of the issued and outstanding shares of capital stock of the Acquired Companies is set forth on SCHEDULE 4.1. The voting stock set forth on SCHEDULE 4.1 is the sole issued and outstanding voting stock of the Acquired Companies and the non-voting stock shown on SCHEDULE 4.1 is the sole issued and outstanding non-voting stock of the Corporation. All of the outstanding shares of Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth on SCHEDULE 4.1, the Stock has not been pledged, mortgaged or otherwise encumbered in any way; there is no lien, mortgage, charge, claim, pledge, liability, security interest or encumbrance of any nature against the Stock; there are no options, warrants, rights of subscription or conversion, calls, commitments, agreements, arrangements, understandings, plans, contracts, proxies, voting trusts, voting agreements or instruments of any kind or character, oral or written, to which any Shareholder of or the Acquired Companies is a party, or by which any Shareholder of the Acquired Companies is bound, relating to the issuance, voting or sale of the Stock or any authorized but unissued shares of capital stock of the Acquired Companies or of any securities representing the right to purchase or otherwise receive any such shares of capital stock.

         4.2 CAPACITY; ORGANIZATION; STANDING. The Acquired Companies have full capacity to enter into and perform under this Agreement and all other agreements and instruments to be entered into in connection with the transactions contemplated hereby (the "Other Agreements"), and to consummate such transactions, and, except as set forth in SCHEDULE 4.2 of this Agreement, no other consent or joinder of any other persons or corporations is required to consummate such transactions. Except as set forth on SCHEDULE 4.2, the Acquired Companies; (a) own no other subsidiaries; (b) own 100% of the issued and outstanding capital stock of each subsidiary listed on SCHEDULE 4.2; (c) and do not own, directly or indirectly, shares or other securities in any other corporation, or any interest in any partnership, joint venture or other business entity. Except as set forth on SCHEDULE 4.2 of this Agreement, the Acquired Companies have no interest in any entity engaged, directly or indirectly, in businesses competitive with those of the Corporation or ABT. This Agreement has been, and each of the Other Agreements and instruments executed hereunder will, at the Closing, be duly executed and delivered by the Acquired Companies. This Agreement constitutes, and each of the Other Agreements will constitute, the legal, valid and binding obligations of the Acquired

Companies enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights generally or by general equitable principles. No proceedings for the bankruptcy or insolvency of the Acquired Companies are pending or, to the best of their knowledge, are contemplated. Each of Lofts and Budd Seed has been duly organized and is validly existing under the laws of the States of New Jersey (Lofts) and North Carolina (Budd Seed), respectively, has full corporate power and authority to conduct its business as it is now being conducted and, except as set forth in
SCHEDULE 4.2, and is duly qualified to do business in each jurisdiction where the nature of the property owned or leased, or the nature of the business conducted by each of the Acquired Companies requires such qualification. The Certificate of Incorporation of each of the Acquired Companies and all amendments certified by the Secretary of State of New Jersey (Lofts) and North Carolina (Budd Seed) and the By-laws, as amended to the date of this Agreement, certified by the Secretary of the Corporation and stock records of each of the Acquired Companies delivered to Lofts Mergerco are complete and correct. Each of the Acquired Companies has all necessary licenses and authority to operate its business as now being conducted and as will be conducted after the Closing assuming such business is conducted as now operated.

         4.3               LEGAL PROCEEDINGS.

                    (i) Except as set forth in SCHEDULE 4.3 of this Agreement, the Acquired Companies are not a party to any pending litigation, arbitration or administrative proceeding or, to the best of the Acquired Companies' knowledge:
(a) to any investigation, and (b) no such litigation, arbitration or administrative proceeding or investigation that might result in any material adverse change in the financial condition, business or properties of the Acquired Companies is threatened.

                    (ii) Except as disclosed in SCHEDULE 4.3 to this Agreement, the Acquired Companies have no knowledge of and have not received notice of any complaints, claims or threats, plans or intentions to discontinue commercial relations or transactions from any customer of the Acquired Companies, any purchaser of goods or services from the Acquired Companies, or any employee or independent contractor in each such case material or significant to the conduct or operation of the Acquired Companies or their businesses or any party to any agreement to which the Acquired Companies is a party.

                    (iii) Except as disclosed in SCHEDULE 4.3, to the best of the Acquired Companies' knowledge, there is no claim (whether based on statute, negligence, breach of warranty, strict liability or any other theory) relating directly or indirectly to any product manufactured or sold, or any services performed, by the Acquired Companies.

                    (iv) To the best of the Acquired Companies' knowledge, the Acquired Companies are under no obligation with respect to the return of goods in the possession of customers.

         4.4 AUTHORIZATION AND BINDING EFFECT; NO GOVERNMENTAL CONSENTS REQUIRED. The execution and delivery by the Acquired Companies of this Agreement, the Certificates of Merger and the consummation of the transactions contemplated by this Agreement, as well as the performance of their obligations under this Agreement, have been duly and validly authorized by all necessary corporate action on the part of the Acquired Companies, including, but not limited to, approval of the Acquired Companies' Boards of Directors. The Shareholders by their signature to this Agreement, hereby agree to vote their shares in favor of approval of this Agreement and of the Merger. This Agreement has been duly executed and delivered by the Acquired Companies and constitutes the legal, valid and binding obligations of the Acquired Companies, enforceable in accordance with its terms. No consent, approval, or authorization of, notice to, or declaration, filing or registrations with, any governmental body is required in connection with the execution, delivery and performance of this Agreement, or the consummation of the transactions contemplated by this Agreement.

         4.5 ENCUMBRANCES. Except as disclosed in SCHEDULE 4.5, there are no liens, mortgages, deeds of trust, claims, charges, security interests or other encumbrances or liabilities of any type whatsoever to which any of the assets of the Acquired Companies are subject.

         4.6 TRADEMARKS. The Acquired Companies own the trademarks, the trade names, service marks, assumed names, copyrights and registrations therefor (collectively "Trademarks") specified in SCHEDULE 4.6. The Trademarks have been duly issued and have not been canceled, abandoned or otherwise terminated except as otherwise indicated in SCHEDULE 4.6. The Acquired Companies are not in default under any of the licenses or agreements relating to the Trademarks as listed in SCHEDULE 4.6 and all of such licenses and agreements are in effect. The Acquired Companies have not granted, and will not grant prior to the Closing, licenses or other rights to use such Trademarks. No other Trademarks are either owned or used by the Acquired Companies. To the best of the Acquired Companies' knowledge, the operation of the Acquired Companies' business does not infringe on the Trademarks of any third party. No claim has been made that there is any such infringement. To the best of the Acquired

Companies' knowledge, no Trademark of any other person infringes the Trademarks of the Acquired Companies.

         4.7 PATENTS, ETC. The Acquired Companies own the inventions, letters patent, applications for letters patent and patent license rights, inventions, processes, designs, formulas, trade secrets, Plant Variety Protection Act ("PVPA") Certificates, know-how and other industrial property rights (collectively "Patents") necessary for the conduct of its business, specified as belonging to it in SCHEDULE 4.7. The Patents have been duly issued and have not been canceled, abandoned or otherwise terminated except as otherwise indicated in SCHEDULE 4.7. The Acquired Companies are not in default under any of the licenses or agreements relating to the Patents as listed in SCHEDULE 4.7 and all of such licenses and agreements are in effect. The Acquired Companies have not granted, and will not grant prior to the Closing, licenses or other rights to third parties to use such Patents. No other Patents are owned or used by the Acquired Companies. To the best of the Acquired Companies' knowledge, the operation of the Acquired Companies' business does not infringe on the Patent rights of any third party. No claim has been made that there is any such infringement. To the best of the Acquired Companies' knowledge, no Patent of any person infringes the Patents of the Acquired Companies.

         4.8 FINANCIAL STATEMENTS.

             (i) The audited financial statements of Budd Seed as of and for the years ended December 31, 1994, 1995 and 1996, and of Lofts for the years ended June 30, 1995 and 1996 and December 31, 1996 previously delivered to ABT, the audited financial statements of Budd Seed and Lofts as of and for the Eleven Months ended November 30, 1997 and the unaudited financial statements of Budd Seed and Lofts as of October 31, 1997 and December 31, 1997 which shall be delivered to ABT (collectively, the "Financials") together with the related notes and schedules, when required, true, correct and complete copies of which are attached hereto as SCHEDULE 4.8, (a) are in accordance with the books of account and records of the Acquired Companies; (b) except as disclosed on
SCHEDULE 4.8 present fairly in all material respects, and are true, correct and complete statements of the financial condition and the results of operations of the Acquired Companies as at and for the periods therein specified; and (c) do not include or omit to state any material fact which renders the Financials misleading.

                    (ii) Except as and to the extent shown or provided for in the Financials or the notes and schedules thereto or as disclosed in any of the Schedules to this Agreement or such current liabilities as may have been incurred since October 31, 1997 in the ordinary course of business, the Acquired Companies have no material claims, liabilities or obligations (whether accrued, absolute, contingent or otherwise) which might be or become a charge against the assets or liabilities of the Acquired Companies; as of October 31, 1997, there was no material asset used by the Acquired Companies in their operations that has not been reflected in the Financials, and, except as set forth in the Financials, no assets have been acquired by the Acquired Companies since such date except in the ordinary course of business; and (b) all reserves (if any) established by the Acquired Companies and set forth in the Financials are adequate, appropriate and reasonable and there are no loss contingencies (as such term is used in Statement of Financial Accounting Standard No. 5, of the Financial Accounting Standards Board) which are not adequately provided for in the Financial Statements.

                    (iii) Except as disclosed in the Financials, there has been no decrease in shareholders' equity as compared with the amount shown for such shareholders' equity as at October 31, 1997, and no material adverse changes in the financial position of the Acquired Companies (on a consolidated basis, including both Lofts and Budd and subsidiaries) since October 31, 1997 (for this subsection (iii) customary or seasonal fluctuations in the Financials as a result of ordinary and normal operation of the business of the Acquired Companies shall not constitute a material adverse change).

                    (iv) The Financials do not include any assets, liabilities, income or expenses of any entity other than the Acquired Companies. All transactions between the Acquired Companies and any other entity in which any of the Shareholders is an officer, director or owns 5% or more of the equity have, since June 28, 1996, been at prices no less favorable to the Acquired Companies than could have been obtained from any independent third party and prior to June 28, 1996, the Acquired Companies are not aware of any such material transaction except as set forth on SCHEDULE 4.8.

         4.9 ABSENCE OF CERTAIN CHANGES. Except as disclosed in SCHEDULE 4.9, since October 31, 1997, there has not been any material adverse change in the condition (financial or otherwise), operations, assets, liabilities, earnings, business, prospects or results of operations of the Acquired Companies, on a consolidated basis, including both Lofts and Budd and each of their subsidiaries (for this SECTION 4.9 customary or seasonal fluctuations in the Financials as a result of ordinary and normal operation of the business of the Acquired Companies shall not constitute a material adverse change).

         4.10        TAX MATTERS.

                    (i) Except as disclosed on SCHEDULE 4.10, Budd Seed has had in effect, for its last three tax years, an election under Subchapter S of the Code and Lofts has had such election in effect since July 1, 1996; and Budd Seed and Lofts will each terminate such election with ABT's review of such terminations, as of January 1, 1998 and each has timely filed all federal, state and local income tax returns and has timely filed with all other appropriate governmental agencies all sales, ad valorem, franchise and other tax, license, gross receipts and other similar returns and reports required to be filed by the Acquired Companies. The Acquired Companies have reported all taxable income and losses on those returns on which such information is required to be reported, and paid or provided for the payment of all taxes due and payable by the Acquired Companies on said returns or taxes due pursuant to any assessment received by it, including without limitation, any taxes required by law to be withheld and/or paid in connection with any officer's or employee's compensation or due pursuant to any assessment received by it. There are no agreements for the extension of time for the assessment or payment of any amounts of tax. The Shareholders have made available to ABT for inspection copies of income tax returns that are true and complete copies of the federal and applicable state, local or other income tax returns filed by the Acquired Companies for the taxable years ended December 31, 1994, December 31, 1995, December 31, 1996 and any other open tax periods, as set forth on SCHEDULE 4.10. The Acquired Companies shall bear all expenses and responsibilities for the filing of federal and applicable state, local or other income tax returns and reports of the Acquired Companies for the taxable year ended December 31, 1997, but ABT and the Acquired Companies hereby covenant and agree that the Acquired Companies will not file amended income tax returns for any period ending on or before December 31, 1997 without first notifying the Shareholder Representative. All tax liabilities of the Acquired Companies arising through the end of the taxable year ended December 31, 1996 have been paid. All tax liabilities of the Acquired Companies arising after December 31, 1996 have been paid or adequately disclosed and properly reserved for on the books and records and financial statements of the Acquired Companies. No federal or applicable state, local or other tax return of the Acquired Companies for any period is currently under audit by the Internal Revenue Service or any state, local or other tax authorities except as set forth on SCHEDULE 4.10. No claim has been made by federal, state, local or other authorities relating to any such returns or any audit. For purposes of this SECTION 4.10, the word "timely" shall mean that such returns were filed within the time prescribed by law for the filing thereof, including the time permitted under any applicable extensions. All taxes which the Acquired Companies are required by law to withhold and collect have been duly withheld and collected, and have been timely paid over to the proper authorities to the extent due and payable.

         4.11 ACCOUNTS RECEIVABLE AND INVENTORY. (i) The accounts receivable of the Acquired Companies reflected in the Financials as at October 31, 1997, and the accounts receivable acquired by the Acquired Companies since such date are valid, bona fide, subsisting claims for the aggregate amounts thereof reflected in the Financials net of the reserves or allowances for doubtful receivables reflected in the Financials or thereafter in the Acquired Companies' books and records uniformly maintained in accordance with the Financials, accounted for in accordance with generally accepted accounting principles; the Company believes it is performing substantially as presented in the Sample Purchase Model; and the Acquired Companies know of no reason that would make such accounts receivable, net of such amounts as the Acquired Companies have reserved on their books as of October 31, 1997, taken as a whole, not collectible.

                    (ii) The inventory of the Acquired Companies reflected in the Financials as at October 31, 1997, and the inventory acquired by the Acquired Companies since such date and as set forth on SCHEDULE 4.11 (a) has been purchased in the ordinary course of business, (b) has been fully paid for unless otherwise reflected in the Financials, (c) is marketable or adequate provision for obsolescence has been provided and (d) to the best of the Acquired Companies' knowledge, there is no reason that would make such inventory, net of such amounts as the Acquired Companies have reserved on their books as of October 31, 1997, taken as a whole, not marketable.


         4.12 TITLE AND CONDITION OF PROPERTIES. (i) The Acquired Companies do not own any real property, except as disclosed on SCHEDULE 4.12. Except as disclosed in SCHEDULE 4.12, the Acquired Companies have good and marketable title to all properties and assets, real and personal, tangible and intangible, reflected in the Financials and all properties acquired subsequent to October 31, 1997, which have not been disposed of in the ordinary course of business since October 31, 1997, which property is subject to no mortgage, lien, deed of trust, claim, security interest, liability, conditional sales agreement, easement, right-of-way or any other encumbrance except as disclosed in SCHEDULE 4.12.

                    (ii) SCHEDULE 4.12 contains an accurate list of all leases and other agreements under which any of the Acquired Companies is lessee of any real property and/or any personal property (the "Leases"). Each of the Leases is in full force and effect and constitutes the legal, valid and binding obligation of the parties thereto. The Acquired Companies enjoy peaceful and undisturbed possession under all of the Leases. True and correct copies of the Leases have heretofore been furnished to ABT. No notice of default or claim under any of the Leases, or to the best of the Acquired Companies knowledge, no indication of any default or claim has occurred or desire not to renew any of the Leases, has been received by the Acquired Companies, and the Acquired Companies have performed in all material respects, all obligations required to be performed by them to date under the Leases.

                  (iii) All personal property, machinery and equipment which is material to the business, operations or condition (financial or otherwise) of the Acquired Companies is in operating condition and, subject to routine maintenance and ordinary wear and tear, have been maintained in accordance with reasonable industry standards and is suitable for the purpose for which it is used. Except as disclosed in Schedule 4.12, the Acquired Companies are not aware of nor have they received notice of, the violation of any applicable zoning regulation, ordinance or other law, order, regulation or requirement in force on the date hereof relating to the Acquired Companies' businesses or their owned or leased real or personal properties.

         4.13 DESCRIPTION OF MATERIAL CONTRACTS. (i) Schedule 4.13 contains a complete and correct list as of the date hereof of all agreements, contracts, instruments and commitments, obligations and understandings of the following types, written or oral, to which any of the Acquired Companies is a party, under which they have any rights or by which they or any of their properties is bound, as of the date hereof: (a) mortgages, indentures, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit; (b) employment and consulting agreements with annual compensation in excess of $52,000; (c) collective bargaining agreements;
(d) bonus, profit-sharing, compensation, stock option, pension, retirement, deferred compensation or other plans, agreements, trusts, funds or arrangements for the benefit of sales and management personnel (whether or not legally binding); (e) sales agency, manufacturer's representative or distributorship agreements; (f) agreements, orders or commitments for the purchase by the Acquired Companies of materials, supplies or finished products exceeding $100,000 in the aggregate from any one person; (g) agreements, orders or commitments for the sale by the Acquired Companies of their products or services exceeding $25,000; (h) agreements or commitments for capital expenditures in excess of $25,000 for any single project (it being warranted that the commitment for all undisclosed contracts for such agreements or commitments does not exceed $100,000 in the aggregate); (i) agreements relating to research; (j) agreements relating to PVPA Certificates or licenses or other rights to use PVPA Certificates; (k) agreements relating to the payment of royalties; (l) seed purchase contracts or other contracts with growers; (m) brokerage or finder's agreements; (n) joint venture agreements; and
(o) other agreements, contracts and commitments which individually or in the aggregate for any one party involve any expenditure by the Acquired Companies of more than $100,000.

                  (ii) The Acquired Companies have made available to ABT complete and correct copies of all written agreements, contracts, commitments, obligations and undertakings, together with all amendments thereto, listed on the Schedules hereto, and such Schedules contain accurate descriptions of all oral agreements listed on such Schedules. To the best of the Acquired Companies' knowledge, all such agreements, contracts, commitments, obligations and undertakings are in full force and effect and, except as disclosed in Schedule 4.13, all parties to, or otherwise bound by, such agreements, contracts, commitments, obligations and undertakings have performed all obligations required to be performed by them to date and the Acquired Companies are not in default and no event, occurrence, condition or act exists which gives rise to (or which with notice or the lapse of time, or both, could result in) a default or right of cancellation, acceleration or loss of contractual benefits under, any such contract, agreement, commitment, obligation or undertaking. There has been no threatened cancellations thereof, and there are no outstanding disputes under any such contract, agreement, commitment, obligation or undertaking. Except as set forth in Schedule 4.13, or in the express terms of any written contract, agreement, commitment, obligation or undertaking, no consent of any party is required under any such contract, agreement, commitment, obligation or undertaking which would make such agreements not binding and in full force and effect as of the Closing Date.

                  (iii) Except as otherwise set forth in Schedule 4.13, to the best of the Acquired Companies' knowledge, each contract, lease, instrument and commitment required to be described in the Schedules hereto is, on the date hereof, and will be at the Closing, except to the extent it terminates or is terminable by its terms in full force and effect and is and will constitute a legal, valid and binding obligation of the Acquired Companies and the respective parties to such agreements, and there is not, under any such contract, lease, instrument or commitment, any existing default by the Acquired Companies or such other parties or any event that, with notice, lapse of time or both, would constitute a default by the Acquired Companies or such other parties in respect of which adequate steps have not been taken to cure such default or to prevent a default from occurring or continuing. Any contracts, leases or commitments held in the names of any of the Shareholders which will not belong to Lofts Mergerco by operation of law following the Closing and listed on the Schedules as belonging to the Acquired Companies shall be assigned either to Lofts Mergerco or the Acquired Companies prior to the Closing Date.

                    (iv) No agreement, contract, commitment, obligation or undertaking listed on the Schedules hereto to which the Acquired Companies is a party or by which they or any of their properties is bound, except as specifically set forth in Schedule 4.13, contains any provision which materially adversely affects or in the future may (so far as the Acquired Companies can reasonably now foresee) materially adversely affect the condition, properties, assets, liabilities, business, operations or prospects of the Acquired Companies following the date hereof and upon the Closing Date. Furthermore, to the best of the Acquired Companies' knowledge, the material suppliers, customers and clients of the Acquired Companies will continue to supply and purchase from the Acquired Companies after the Closing.

         4.14 ACCOUNTS PAYABLE. Schedule 4.14 to this Agreement sets forth a true, correct and complete list of all accounts payable of the Acquired Companies at October 31, 1997, including amounts payable to trade creditors (the "Trade Creditors") and other short-term liabilities commonly identified as accounts payable, which are, to the best of their knowledge, bona fide, valid and binding obligations of the Acquired Companies incurred in the ordinary course of business on an arms-length basis.

         4.15 DEFAULT; VIOLATIONS OR RESTRICTIONS, THIRD PARTY CONSENTS.
The execution, delivery and performance of this Agreement and of any agreement to be executed and delivered by the Acquired Companies in connection with the transactions contemplated hereby and the fulfillment of the terms and conditions herein set forth and the consummation of any of the transactions contemplated hereby or thereby will not (or with the giving of notice or the lapse of time or both would not) (i) result in the breach of any term or provision of the Certificates of Incorporations or By-laws of the Acquired Companies or (ii) violate any provision of or result in the breach of, modification of, acceleration of the maturity of obligations under, or constitute a default, or give rise to any right of termination, cancellation, acceleration or otherwise be in conflict with or result in a loss of contractual benefits to the Acquired Companies, under any of the terms, conditions or provisions of any contract, lease, note, bond, mortgage, deed of trust, indenture, license, security agreement, agreement or other instrument or obligation by which the Acquired Companies or the

Shareholders is a party or by which any of them may be bound, or require any consent, approval or notice under any law, rule or decree or any such document or instrument; or result in the creation or imposition of any lien, claim, restriction, charge or encumbrance upon any of the Acquired Companies' assets or interfere with or otherwise adversely affect the ability to carry on the business of the Acquired Companies after the Closing Date on substantially the same basis as it is now conducted by the Acquired Companies. Except as set forth in Schedule 4.15, no consent of any party to any material agreement, contract, instrument, lease, license, note, bond, mortgage, indenture or other obligation to which the Acquired Companies is a party, or by which them or any of their assets is subject, is required for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and the continuation thereof after the Merger without the Surviving Corporation becoming obligated to make payments greater than would have been required in the event the Merger was not consummated.

         4.16 COURT ORDERS AND DECREES. Except as set forth in Schedule
4.16, the Acquired Companies have not received written or oral notice that there is outstanding, pending, or threatened any order, writ, injunction or decree of any court, governmental agency or arbitration tribunal against or affecting the Acquired Companies, the Stock or any of the Acquired Companies' assets. To the Acquired Companies' best knowledge the Acquired Companies are in compliance in all material respects with all applicable Federal, state, county, municipal (or of any subdivision thereof) laws, regulations and administrative orders in force at any applicable time to which the Acquired Companies may be subject.

         4.17 BOOKS AND RECORDS. The books and records of the Acquired
Companies are in all material respects, complete and correct and have been maintained in accordance with good business practice. True and complete copies of the Certificates of Incorporation and By-laws of the Acquired Companies and all amendments thereto and true and complete copies of all minutes, resolutions, stock certificates and stock transfer records of the Acquired Companies are contained in the minute books and stock transfer books of the Acquired Companies and will be delivered to Lofts Mergerco at the Closing. The minute books, stock certificate books, stock transfer records and such other books and records as may be requested by Lofts Mergerco, as exhibited to Lofts Mergerco and its representatives, are complete and correct in all material respects.

         4.18 PENSION AND WELFARE PLANS.

                  (i) Pension and Profit Sharing Plans. Except as set forth in Schedule 4.18, the Acquired Companies do not have in effect any pension, profit sharing or other employee benefit plan described under Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All benefits payable under any terminated employee pension benefit plan (as such term is defined in Section 3(2)(A) of ERISA) previously maintained by the Acquired Companies or to which it has previously contributed have been paid in full, and the Acquired Companies do not have any material unfunded liability in respect of any such plan to the Pension Benefit Guaranty Corporation or to the participants in such plan or to the beneficiaries of such participants. Each such terminated plan was terminated substantially in accordance with the applicable provisions of law or any agreement or contract relating to any such plan and has been terminated without liability to the Acquired Companies.

                  (ii) Welfare Plans. For each plan, fund, or arrangement of the Acquired Companies which is an employee welfare benefit plan, whether or not currently maintained (within the meaning of ERISA Section 3(1)) (a "Welfare Plan"), the following is true:

                   (A) each such Welfare Plan intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements in all material respects;

                   (B) there is no voluntary employees' beneficiary association (within the meaning of Section 501(c)(9) of the Code) maintained with respect to any such Welfare Plan;

                   (C) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject the Acquired Companies, ABT or Lofts Mergerco to a tax under Code Section 4976(a);

                   (D) each such Welfare Plan which is a group health plan complies and has complied in all material respects with the applicable requirements of Code Section 4980B, and would comply in all material respects with Sections 9801 through 9806 if such provisions were now in effect, Title XXII of the Public Health Service Act, and the applicable provisions of the Social Security Act and is not and has not been a nonconforming group health plan under Section 5000(c) of the Code;

                   (E) each such Welfare Plan may be amended or terminated by the Acquired Companies, ABT or Lofts Mergerco, on or at any time after, the Closing Date and after any advance notice to participants or similar measures required by law which are non-waivable under the Welfare Plan;

                    (F) no such Welfare Plan provides for continuing benefits or coverage for any participant (including past, present or future retirees) or such participant's beneficiary after termination of employment except as required by the Consolidated Omnibus Reconciliation Act of 1985 ("COBRA") or any other state or Federal law or except as provided in Schedule 4.18; and

                    (G) no claims have been made and no other events have occurred that might form the basis of a claim which has substantially increased or based on customary insurance industry practice might substantially increase, the premiums or other charges of the Acquired Companies under any Welfare Plan.

         4.19 INSURANCE. (i) Schedule 4.19 contains a correct and complete description of all current policies of insurance by or on behalf of the Acquired Companies in which the Acquired Companies are named as an insured party, beneficiary or loss payable payee. The Acquired Companies have at all times since June 28, 1996 maintained and will at all times prior to the Closing Date maintain insurance coverage with respect to their properties, in respect of liabilities and risks prudently insured against. The policies described in
Schedule 4.19 are outstanding and in force as of the date hereof, cover risks normally insured against and are in amounts normally carried and there is no default notice of cancellation or non-renewal with respect to any material provision contained in any such policy.

         (ii) Schedule 4.19 contains a correct and complete description of all such policies of insurance held by or on behalf of the Acquired Companies, current premiums paid and all outstanding insurance claims since June 30, 1996 in excess of $25,000 made by or against the Acquired Companies for damage to or loss of property or income which have been referred to insurers or which the Acquired Companies believe to be covered by commercial insurance. Schedule 4.19 also contains a list of all current general comprehensive liability policies carried by the Acquired Companies including excess liability policies and any agreements, arrangements or commitments under which the Acquired Companies indemnify any other person or are required to carry insurance for the benefit of any other person.

         4.20 RIGHTS OF THIRD PARTIES. Other than as disclosed in
Schedule 4.20 attached hereto, or specifically provided for in this Agreement, the Acquired Companies have not entered into any leases, licenses, easements or other agreements, recorded or unrecorded, granting rights to third parties in any real or personal property of the Acquired Companies, and no person or other entity has any right to possession, use or occupancy of any of the property of the Acquired Companies.

         4.21 POWERS OF ATTORNEY. Except as set forth in Schedule 4.21, and except for powers of attorney authorizing representation of the Acquired Companies before the Internal Revenue Service, there are no persons, firms, associations, corporations or business organizations holding general or special powers of attorney from the Acquired Companies.

         4.22 LABOR MATTERS. Except as set forth in Schedule 4.22, the
Acquired Companies are not a party to any collective bargaining agreement with any labor union or association. There are no discussions, negotiations, demands or proposals that are pending or have been conducted or made with or by any labor union or association, and there are not pending or threatened any labor disputes, strikes or work stoppages that may have a material adverse effect upon the continued business or operation of the Acquired Companies. To the best of the Acquired Companies' knowledge, the Acquired Companies (i) are in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and (ii) are not engaged in any unfair labor practices.

         4.23 RELATIONSHIPS WITH VENDORS AND CUSTOMERS. To the best knowledge of the Acquired Companies there are no present or future conditions or state of facts or circumstances that would materially adversely affect the financial or business condition of the Acquired Companies after the Closing Date. The Acquired Companies' relationships with their customers, clients and vendors are satisfactory, and the Acquired Companies have no knowledge of any facts or circumstances which might materially alter, negate, impair or in any way materially adversely affect the continuity of any such relationships. Except as set forth in Schedule 4.23, the Acquired Companies have no knowledge of any material outstanding claims of any of its customers or clients presently outstanding, pending or threatened against the Acquired Companies. The Acquired Companies have no knowledge of any present or future condition or state of facts or circumstances which would prevent the business of the Acquired Companies from being carried on by Lofts Mergerco after the Closing Date in essentially the same manner as it is presently being carried on.

         4.24 APPROVALS AND AUTHORIZATIONS. The Acquired Companies have obtained all necessary consents, approvals and authorizations in connection with the transactions contemplated hereby that are required by law or otherwise in order for the Acquired Companies to continue all of their present business following the Closing Date.

         4.25 COMPENSATION PLANS. Schedule 4.25 contains a correct and complete list of all employees of the Corporation whose annual compensation for 1997 is expected to exceed $52,000.

Schedule 4.25 contains a correct and complete description of all compensation plans and arrangements; bonus and incentive plans and arrangements; deferred compensation plans and arrangements; stock purchase and stock option plans and arrangements; hospitalization and other life, health or disability insurance or reimbursement programs; holiday, sick leave, severance, vacation, tuition reimbursement, personal loan and product purchase discount policies and arrangements, policy manuals and any other plans or arrangements providing for benefits for employees of the Acquired Companies.

         4.26 GOVERNMENTAL LICENSES. Schedule 4.26 contains a correct and complete list of all material governmental and administrative consents, permits, appointments, approvals, licenses, certificates and franchises which are (i) necessary for the operation of the Acquired Companies, and (ii) required in connection with the Shareholders' and the Acquired Companies' execution, delivery or performance of this Agreement, all of which have been obtained by the Acquired Companies and are in full force and effect.

         4.27 BROKERS. No agent, broker, investment banker, person, or firm acting on behalf of any of the Shareholders, the Acquired Companies or any firm or corporation affiliated with any of them, or under their authority, is or will be entitled to a financial advisory fee, brokerage commission, finder's fee or other like payment in connection with the transactions contemplated hereby except NationsBank, whose fee is to be paid by the Acquired Companies.

         4.28 COMPLIANCE WITH LAWS.

              (i) The operations and activities of the Acquired Companies have previously and continue to comply in all material respects with all applicable Federal, state and local laws, statutes, codes, ordinances, rules, regulations, permits, judgments, orders, writs, awards, decrees or injunctions (collectively, the "Laws"), as in effect on or before the date of this Agreement, including, without limitation, all Laws relating to seed labeling and all rules and regulations of the Occupational Safety and Health Administration. To the best of the Acquired Companies' knowledge, neither the ownership of the Acquired Companies nor the conduct of the business of the Acquired Companies as presently conducted conflicts with the rights of any other person, firm or company or violates, with or without the giving of notice or the passage of time, or both, will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of their Certificates of Incorporation or By-laws as presently in effect, or any lien, encumbrance, mortgage, deed of trust, lease, license, agreement, understanding, or Laws to which the Acquired Companies are a party or by which they may be bound or affected. Except as set forth in Schedule 4.28, the Acquired Companies have received no notice of communication from any third party asserting a failure to comply with any Laws, nor have the Acquired Companies received any notice that any authority or third party intends to seek enforcement against the Acquired Companies to compel compliance with any such Laws.

                  (ii) Except as set forth in Schedule 4.28, there are no existing claims or to the best of the Acquired Companies' knowledge, potential claims which may exist against the Acquired Companies, for, with respect to, or as direct or indirect result of, the presence on or under, or the escape, seepage, leakage, spillage, discharge, or emission discharging, from the real property of the Acquired Companies of any "Hazardous Material," including, without limitation, any losses, liabilities, damages, injuries, costs, expenses, reasonable fees of counsel or claims asserted or arising under the Comprehensive Environmental Response, Compensation and Liabilities Act ("CERCLA"), any so-called "Super Fund" or "Super Lien" law or any other applicable federal, state or local statute, law, ordinance, code, rule, regulation, order or decree now or at any time hereafter in effect, regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Material.

                  (iii) Except as set forth in Schedule 4.28, since the date first acquired or leased by the Acquired Companies, the Acquired Companies have not placed any "Hazardous Material" on or under the real property owned or leased by the Acquired Companies and, to the best of the Acquired Companies' knowledge, there has been no "Hazardous Material" on or under the real property owned or leased by the Acquired Companies.

                  (iv) Neither the Acquired Companies nor to the best knowledge and belief of the Acquired Companies, any officer, employee or agent of the Acquired Companies acting on its behalf, nor any other person acting on its behalf, has, directly or indirectly, within the past three years given, agreed to give or received or agreed to receive any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Acquired Companies (or assist the Acquired Companies in connection with any actual or proposed transaction) which (i) might subject the Acquired Companies to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past might have had an adverse effect on the assets, business or operation of the Acquired Companies, or (iii) if not continued in the future, might adversely affect the assets, the business or the operations or prospects of the Acquired Companies, or which might subject the Acquired Companies to suit or penalty in any private or governmental litigation or proceeding.

         4.29 GUARANTEES. Except as disclosed in Schedule 4.29, the Shareholders have not personally guaranteed any of the obligations of the business of the Acquired Companies.

         4.30 BENEFITS. All accrued holiday, vacation, sick or other compensation or benefits to which employees of the Acquired Companies are entitled to receive from the Acquired Companies is set forth on Schedule 4.30.

         4.31 SCHEDULES. The Acquired Companies will deliver to ABT complete and correct schedules (the "Schedules"), in form and substance reasonably acceptable to ABT as described in Section 11.6, specifying with respect to the business, properties, assets and obligations of the Acquired Companies each and every item in the categories listed as Schedules hereunder, and complete and correct copies of the documents and other material from which such Schedules were compiled. The Acquired Companies will deliver updated schedules, supplemented as reasonably required by ABT prior to the Closing Date, as described in Section 11.6. Absent any such notice of objection the Schedules as delivered to ABT shall be final and binding on the parties hereto.

         4.32 DISCLOSURE. (i) No representation, warranty, covenant or statement by the Acquired Companies in this Agreement, including the Schedules and Exhibits attached hereto and the certificates furnished or to be furnished to ABT and Lofts Mergerco pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not false or materially misleading.

                  (ii) There are no stockholders agreements, preemptive rights or other agreements, arrangements, groups, commitments or understandings, oral or written, that have not been disclosed to ABT and Lofts Mergerco, relating to the voting, issuance, acquisition or disposition of shares of the Acquired Companies or the conduct or management of the Acquired Companies by its Board of Directors.

                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF ABT
                               AND LOFTS MERGERCO

                  ABT and Lofts Mergerco warrant and represent jointly and severally to the Shareholders and the Acquired Companies as follows (as used herein, "ABT and "Lofts Mergerco's best knowledge" or to the best knowledge of ABT and Lofts Mergerco" shall mean information actually known by Executive Management of ABT without due inquiry):

         5.1 ORGANIZATION; CAPITALIZATION. ABT and Lofts Mergerco are each a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and each has corporate power and authority to carry on its business as now conducted and to own, lease or operate the properties and assets now used by it in connection therewith and to consummate the transactions contemplated by this Agreement. ABT and Lofts Mergerco are each duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification necessary.

                    The authorized capital stock of ABT consists of 50,000,000 shares of common stock, of which 25,282,222 shares are issued and outstanding on September 19, 1997. All outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The ABT shares of Common Stock reserved for issuance pursuant to this Agreement are free of any rights in others and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of ABT shares of Common Stock do not have preemptive rights. ABT has issued warrants, options, rights and securities convertible into ABT Common Stock and other arrangements or commitments which obligate ABT to issue shares of its common stock. At June 30, 1997, an aggregate of 1,123,600 options were outstanding under ABT's 1994 Employee stock Option Plan (the"Plan"); as of September 19, 1997 officers and employees of ABT held an aggregate of 3,545,000 options granted outside of the Plan. No other warrants, options, rights, convertible securities or other arrangements or commitments are outstanding as of September 30, 1997.

         5.2 CAPACITY. ABT and Lofts Mergerco each has full right, power and capacity to execute, deliver and perform its obligations under this Agreement and the Other Agreements required to be executed by the ABT and Lofts Mergerco each in connection herewith and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, conflict with or constitute a breach of any term or provision of the Certificates of Incorporation or By-laws of ABT or Lofts Mergerco or constitute a default under any material law, rule, regulation, indenture, instrument, mortgage, deed of trust, or other agreement or instrument to which ABT or Lofts Mergerco is a party or by which it is bound.

         5.3 LEGAL PROCEEDINGS. Neither ABT, Lofts Mergerco nor any of their executive officers or directors is a party to or affected by any pending litigation, arbitration or any governmental proceeding or investigation that would in any manner affect its entering into this Agreement or performing the transactions contemplated hereby or that might result in any material adverse change in the financial condition, business or properties of ABT or Lofts Mergerco, and to the best of ABT and Lofts Mergerco's knowledge, no such litigation, arbitration, proceeding or investigation is threatened.

         5.4 CONSENTS AND APPROVALS. No governmental license, permit or authorization, and no registration or filing with any court, governmental authority or regulatory agency, is required in connection with ABT and Lofts Mergerco's execution, delivery or performance of this Agreement. ABT and Lofts Mergerco shall execute, deliver and perform their obligations under this Agreement, and no consent or other approval of any other party is required to be obtained by ABT and Lofts Mergerco in connection with the transactions contemplated hereby.

         5.5 BINDING OBLIGATION. This Agreement has been duly executed and delivered by ABT and Lofts Mergerco and upon delivery of the Schedules to ABT and acceptance of same, as provided in Section 11.6(1)(A), constitutes the legal, valid and binding obligations of ABT and Lofts Mergerco, enforceable against ABT and Lofts Mergerco in accordance with its terms, except to the extent that such enforceability may be limited by general principles of equity or bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally. All action of the Boards of Directors of ABT and Lofts Mergerco and all other corporate action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly taken.

         5.6 BROKERS; FINDERS. No agent, broker, investment banker, person or firm acting on behalf of ABT and Lofts Mergerco or any firm or corporation affiliated with ABT and Lofts Mergerco or under their authority is or will be entitled to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated hereby including the fact that ABT and Lofts Mergerco shall not be responsible for any fees due NationsBank in connection with the transactions contemplated hereby all of which shall be paid by the Acquired Companies.

         5.7 ACCURACY. No representation, warranty, covenant or statement by ABT and Lofts Mergerco in this Agreement, including the Schedules and Exhibits attached hereto and the certificates furnished or to be furnished to the Shareholders and the Acquired Companies pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not false or materially misleading.

         5.8 SEC FILINGS. ABT has made available to the Shareholders for inspection a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by ABT with the SEC since July 1, 1995 and prior to the date of this Agreement (the "SEC Documents"), which are all the documents (other than preliminary material) that ABT was required to file with the SEC since such date. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents contained as of the date of its filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

         5.9 FINANCIAL STATEMENTS; ADVERSE CHANGE. The financial statements of ABT as and for the periods ended June 30, 1995, 1996 and 1997 together with related notes and schedules, true, correct and complete copies of which have been delivered to the Acquired Companies, (a) are in accordance with the books of account and records of ABT; (b) present fairly in all material respects, and are true, correct statements of the financial condition and the results of operations of ABT as at and for the periods therein specified; and
(c) do not include or omit to state any fact which renders said financial statements misleading. Since June 30, 1997, there has not been any material adverse change in the condition (financial or otherwise), operation, assets, liabilities, earnings, business, prospects or results of operations of ABT. All material liabilities of ABT are disclosed in its most recent financial statements or incurred in the ordinary course of business since the date of ABT's most recent financial statements.

         5.10 INTERIM OPERATIONS OF LOFTS MERGERCO. Prior to the
Effective Time, Lofts Mergerco will engage in no business activities and will have no subsidiaries and will conduct its operations only as contemplated by this Agreement.

                                   ARTICLE VI
           SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

         6.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by the Acquired Companies, ABT or Lofts Mergerco in this Agreement, including without limitation all representations and warranties made in any Exhibit or Schedule hereto or certificate delivered hereunder, shall survive the Closing until September 30, 1999 (the due date for ABT's Annual Report on Form 10-K for the year ended June 30, 1999)(the "Survival Date"); provided, however, that all representations and warranties made by the Acquired Companies in Sections 4.10 and 4.18, hereof shall survive the Closing until and through three months after the expiration of the applicable statute of limitations (the "Extended Survival Date").

         6.2 INDEMNIFICATION BY SHAREHOLDERS. As an inducement to ABT to enter into this Agreement, provided that the Merger contemplated by this Agreement is closed, the Shareholders jointly and severally hereby agree to indemnify, defend and hold harmless ABT and Lofts Mergerco from and against all liabilities, losses, costs or damages whatsoever, both monetary and non-monetary (including expenses and reasonable fees of legal counsel) ("Claims") made prior to the Survival Date or the Extended Survival Date, if applicable, arising out of or based upon the inaccuracy in any material respect of any representation, warranty, covenant or any other agreement or obligation, of the Acquired Companies set forth in this Agreement (except to the extent of any inaccuracy disclosed in writing to ABT and Lofts Mergerco prior to the Closing Date), to the extent of 25% of the Merger Consideration through the filing of ABT's Annual Report on Form 10-K for the fiscal year ending June 30, 1998 and to the extent of 12.5% thereafter (but in any event together with any claims made during the first year ending with the filing of the Form 10-K for the fiscal year ending June 30, 1998 not to exceed 25% of the Merger Consideration) and through the filing of ABT's Annual Report on Form 10-K for the fiscal year ending June 30, 1999. Notwithstanding the foregoing, the 25% and 12.5% limitations set forth in the immediately preceding sentence shall not apply to any Claims concerning any personal or corporate tax liabilities of or concerning the Acquired Companies set forth under Section 4.10. Any amounts paid on any Claims made under Sections
4.10 shall, however, count towards such limitations in the event any other Claims are made in said year. The Shareholders hereby waive any rights of contribution and/or indemnification from the Acquired Companies and/or the Surviving Corporation.

                    Prior to the Closing, the foregoing indemnity shall be provided solely by the Acquired Companies and not the Shareholders. However, once the Closing has occurred, the Shareholders shall not seek contribution from the Acquired Companies. The Shareholders shall have the right to pay ABT, at their election, in cash or Shares of ABT Common Stock, valued at $8.50 per share for any payment made to ABT under this Article VI.

         6.3 INDEMNIFICATION BY ABT AND LOFTS MERGERCO. Provided that the Merger contemplated by this Agreement is closed, ABT and Lofts Mergerco hereby agree to indemnify, defend and hold harmless the Shareholders from and against all Claims made prior to the Survival Date arising out of or from or based upon the inaccuracy in any material respect of any representation or warranty contained in Article V by ABT and Lofts Mergerco, the non-performance by ABT and Lofts Mergerco in any material respect of any covenant, agreement or obligation to be performed by ABT and Lofts Mergerco under this Agreement, or any liabilities arising out of the operation of the business of the Acquired Companies by ABT and Lofts Mergerco after the Closing Date.

         6.4 MUTUAL INDEMNIFICATION. In the event that the Merger is consummated, ABT and Lofts Mergerco agree to indemnify the Shareholders against all costs and expenses with respect to their state and federal income tax liability for income tax items allocated to them as Shareholders of the Acquired Companies with respect to the period January 1, 1998 through the Closing Date, other than taxes if any resulting from the Merger and the Shareholders agree to reimburse ABT for any state and federal income tax benefits allocated to the Shareholders with respect to the operation of the Acquired Companies for the period January 1, 1998 through the Closing Date.

         6.5 DEFENSE OF CLAIMS. (i) Whenever any Claim shall arise for indemnification hereunder, the party entitled to indemnification (the "Indemnitee") shall notify the indemnifying party (the "Indemnitor") in writing within 30 days after the Indemnitee has actual knowledge that it is entitled to indemnification of such Claim constituting the basis for such Claim (the "Notice of Claim"). The Notice of Claim shall specify all facts known to the Indemnitee giving rise to such indemnification claim and the amount or an estimate of the amount of the liability arising therefrom.

                    (ii) If the facts giving rise to any such indemnification shall involve any actual, threatened or possible Claim or demand by any person against the Indemnitee, the Indemnitor shall be entitled (without prejudice to the right of the Indemnitee to participate at its expense through co-counsel of its own choosing) to contest or defend such Claim at its expense and through counsel of its own choosing if it gives written notice of the intention to do so to the Indemnitee within 10 days after receipt of the Notice of Claim; provided that Indemnitor diligently prosecutes or defends such Claim.

                    (iii) The Indemnitee shall not settle any claim which would give rise to liability on the part of the Indemnitor under the indemnity contained in this Section without the written consent of the Indemnitor, which consent shall not unreasonably be withheld. If a firm offer is made to settle a Claim or litigation defended by the Indemnitee and the Indemnitor refuses to accept such offer within 20 days after receipt of written notice from the Indemnitee of the terms of such offer, then, in such event, the Indemnitee shall continue to contest or defend such claim and shall be indemnified pursuant to the terms hereof. If a firm offer is made to settle a Claim or litigation and the Indemnitor notifies the Indemnitee in writing that the Indemnitor desires to accept and agree to such settlement, but the Indemnitee elects not to accept or agree to it, the Indemnitee may continue to contest or defend such Claim and, in such event, the total maximum liability of the Indemnitor to indemnify or otherwise reimburse the Indemnitee hereunder with respect to such Claim shall be limited to and shall not exceed the amount of such settlement offer, plus reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and disbursements) to the date of notice that the Indemnitor desires to accept such settlement.

                    (iv) Notwithstanding any provision of this Agreement to the contrary, no claim for indemnification pursuant to this Article VI, by the Indemnitee shall be asserted or claimed except to the extent any Claim exceeds, in the aggregate, the sum of $100,000.

                                  ARTICLE VII
                      COVENANTS OF THE ACQUIRED COMPANIES

         The Acquired Companies hereby covenant and agree:

         7.1 FURTHER ASSURANCES. From time to time at the reasonable request of ABT and Lofts Mergerco, and without further consideration, the Acquired Companies shall execute and deliver such additional instruments and take such other action as ABT and Lofts Mergerco may reasonably require to carry out the terms of this Agreement.

         7.2 ACCESS TO THE ACQUIRED COMPANIES; CONFIDENTIALITY.


              (i)   Subsequent to the date hereof and prior to the

Closing Date, the Acquired Companies will continue to give to ABT and Lofts Mergerco, their counsel, accountants, and other representatives, reasonable access during normal business hours to all of their properties, books, contracts, commitments and records so that ABT and Lofts Mergerco may have full opportunity to make such investigation as they shall reasonably desire. ABT may use such information to commence the audit of the Acquired Companies, using either the Acquired Companies' independent auditors or KPMG Peat Marwick LLP. The Acquired Companies shall provide copies of all prior audits and shall assist ABT in gaining previous auditors' consent to use said audits in connection with any SEC filings required of ABT.

                 (ii) From and after the date of this Agreement until the Closing or the termination of this Agreement, the Acquired Companies and their representatives will maintain the confidentiality of all documents and information of a confidential nature disclosed to them in the course of negotiations and their due diligence review and will in no event use any confidential information for any purpose other than for the evaluation of the transactions contemplated herein, and in the event of termination of this Agreement will destroy all copies of documentation which each party may have delivered to them and will not use any confidential information from ABT and Lofts Mergerco for their own benefit.

         7.3 CONDUCT OF BUSINESS PENDING CLOSING. From the date of this Agreement to the Closing Date, except as expressly disclosed in the Schedules to this Agreement, the Acquired Companies shall conduct their operations as engaged in at the date of this Agreement according to their ordinary course of business, shall maintain their records and books of account in a manner that fairly and currently reflects its financial condition and results of operations and shall not engage in any transactions other than as contemplated by this Agreement. Without the prior written consent of ABT, neither of the Acquired Companies shall make any payment of a dividend or bonus (other than dividends reasonably estimated to pay taxes on corporate earnings or designed to equalize the Closing Merger Consideration and the Merger Consideration, and bonuses payable pursuant to existing plans or agreements), sell, use or transfer any assets outside of the ordinary course of business, or enter into any obligations to acquire capital assets.

         7.4 CLOSING DOCUMENTS. Provided that ABT and Lofts Mergerco have fully performed their obligations and the Shareholders and Acquired Companies' conditions have been satisfied, the Acquired Companies shall execute and deliver all instruments and documents required as a condition precedent to the Closing under Article IX hereof and take all action required to carry out the terms of this Agreement and to consummate the transactions contemplated hereby.

         7.5 THIRD PARTY CONSENTS. The Acquired Companies will obtain and deliver to Lofts Mergerco all written consents of third parties to any material contracts as specified on the Schedules in connection with the Merger and to enable Lofts Mergerco to obtain the benefits intended to be conferred by this Agreement.

         7.6 NOTICE OF EVENTS OR CHANGES. The Acquired Companies shall promptly notify ABT and Lofts Mergerco of any event, occurrence or transaction which would have been required to have been disclosed on any Schedule to this Agreement, had such event, occurrence or transaction existed on the Effective Date, including, without limitation, any actions, claims, or legal, administrative or arbitration proceedings, or investigations, threatened or commenced, which, if pending on the Effective Date, would have been required to be described in any Schedule hereto, or which otherwise relate to or affect its business or assets in any material respect. The Acquired Companies shall use their best efforts to defend against any such actions, claims, proceedings or investigations.

         7.7 CONDUCT OF BUSINESS UNTIL CLOSING. The Acquired Companies agree that until the Closing Date, unless they have received the prior written consent of ABT, they will:

                    (i) operate their business only in the usual, regular and ordinary course consistent with reasonable business practice;

                    (ii) use all reasonable efforts as to events within the Acquired Companies control to prevent the occurrence of any change or event which would prevent any of the representations and warranties of the Acquired Companies contained herein from being true at and as of the Closing Date with the same effect as though such representations and warranties had been made at and as of the Closing Date;

                    (iii) use their best efforts to preserve their present relationship with suppliers, customers and others having business dealings with them;

                    (iv) pay and discharge all costs and expenses of carrying on its business consistent with past business practices;

                    (v) not increase the compensation (including wages and benefits described in Schedule 4.25) of any Employee or make any representation or commitment to do so;

                    (vi) not create or suffer any Liens upon any of their assets (other than Liens set forth in the Schedules);

                    (vii) not acquire or dispose of any assets or enter into any transaction, exclusive of the proposed merger of Sunbelt Seed with and into Lofts and/or the proposed merger of Lofts and Budd Seed with each other, except in the ordinary course of business consistent with past practice;

                    (viii) maintain books, accounts and records in the usual, regular, true and ordinary manner;

                    (ix) not incur any obligation or liability (fixed or contingent), except in the ordinary course of business consistent with past practice;

                    (x) not make any dividend or bonus disbursements without ABT's prior approval; provided, however, that the parties hereto acknowledge the provisions of Section 7.3 above and that dividends to pay any taxes on corporate earnings and bonuses payable pursuant to existing plans or arrangements are customary and permitted;

                    (xi) not cancel or compromise any material debt or claim, other than in the ordinary course of business consistent with past practice;

                    (xii) not waive or release any rights of material value with respect to its assets, except in the ordinary course of business consistent with past practice;

                    (xiii) not modify or change in any material respect or terminate any existing license, lease, contract or other document required to be listed on the Schedules to this Agreement other than in the ordinary course of business consistent with past practice, except that the Acquired Companies shall be permitted to modify or change existing licenses, leases, Contracts and other documents to obtain the consents referred in any Schedule hereto if Lofts Mergerco consents to such modification or change, which consent shall not be unreasonably withheld;

                    (xiv) not make any loans or extensions of credit, except to trade purchasers in the ordinary course of business consistent with past practice;

                    (xv) maintain its properties, machinery and equipment in their present condition and repair, normal wear and tear excepted; and

                    (xvi) continue all policies of insurance in full force and effect up to and including the Closing Date.

     7.8 UPDATE SCHEDULES. The Acquired Companies will update by amendments or supplements each of the Schedules delivered pursuant to Section
4.31 and any other written disclosure in writing from the Acquired Companies to reflect any change in the information set forth in said Schedules or other disclosure. The Acquired Companies hereby represent and warrant that such Schedules and such written disclosures, as so amended or supplemented, shall be true, correct and complete in all material respects as of the date or dates thereof.

     7.9 NO SOLICITATION OF COMPETING OFFERS. Prior to the Closing Date, the Acquired Companies and the Shareholders will not, directly or indirectly, seek, solicit, initiate or encourage (including by way of furnishing any non-public information concerning the business, properties or assets of the Acquired Companies) or enter into any discussions or negotiations with any person or group regarding any Acquisition Proposal (as defined below). The Acquired Companies will notify Lofts Mergerco promptly by telephone, and thereafter confirm in writing, if any Acquisition Proposal is received by The Acquired Companies. As used in this Agreement, "Acquisition Proposal" shall mean any proposal received by the Acquired Companies or the Shareholders prior to the Closing Date for a merger or other business combination involving the Acquired Companies or relating to the acquisition of the capital stock of the Acquired Companies or the disposition of any of the assets of the Acquired Companies except for dispositions of assets for not less than fair market value which are made in the ordinary course of business and are consistent with past practice and with this Agreement.

     7.10 LIMITATION OF TRANSFERS OF SHARES. The Shareholders agree from and after the date hereof and through the Closing Date, the Shareholders shall not sell, assign, convey, pledge, or otherwise transfer title, ownership or possession, legal or equitable, of or in, the Acquired Companies capital stock. Furthermore, the Acquired Companies shall not issue additional shares from and after the date hereof through the Effective Time except with ABT's prior written consent. Furthermore, in all events, all sales or other transfers of the shares of the Acquired Companies must be made in compliance with applicable federal and state securities laws, rules and regulations.

                                  ARTICLE VIII
                      COVENANTS OF ABT AND LOFTS MERGERCO

         ABT and Lofts Mergerco hereby covenant and warrant as follows:

         8.1 CLOSING DOCUMENTS. Provided that the Acquired Companies and the Shareholders have fully performed their respective obligations and the conditions set forth in Articles IX and XI (to the extent within the control of the Acquired Companies) hereof have been satisfied, ABT and Lofts Mergerco shall execute and deliver all instruments and documents required as a condition precedent to Closing under Article X hereof and take all action required to carry out the terms of this Agreement and to consummate the transactions contemplated hereby.

         8.2 NONINTERFERENCE. ABT and Lofts Mergerco shall not take or omit to take any action that (i) if taken or omitted on or before the date of this Agreement, would make untrue any of the representations and warranties contained in Article V of this Agreement, or (ii) would interfere with ABT and Lofts Mergerco's ability to perform or would prevent performance of any of their obligations under this Agreement or any of the Other Agreements or instruments provided for herein.

         8.3 CONFIDENTIALITY. From and after the date of this Agreement until the Closing or the termination of this Agreement, ABT and Lofts Mergerco and their representatives will maintain the confidentiality of all documents and information of a confidential nature disclosed by the Shareholders and the Acquired Companies in the course of their negotiations and ABT and Lofts Mergerco's due diligence review and will in no event use any confidential information for any purpose other than for the evaluation of the transactions contemplated herein and the financing of this transaction. In the event this Agreement is terminated, ABT and Lofts Mergerco will destroy all copies of documentation which it received from the Acquired Companies and will not use any confidential information for its own benefit.

         8.4 ACCESS. Subsequent to the date hereof, and prior to the Closing Date, ABT will give to the Acquired Companies, their counsel, accountants and other representatives, reasonable access to all of its properties, books, contracts, commitments and records, so that the Acquired Corporations may have full opportunity to make such investigation as they shall reasonably desire.

         8.5 MEMBERSHIP ON BOARD OF DIRECTORS. As of the Effective Time, Richard P. Budd shall be appointed to the Board of Directors of ABT.

         8.6 VOTE IN FAVOR OF MERGER. As of the Effective Time, ABT shall vote its shares in Lofts Mergerco in favor of the Merger.

                                   ARTICLE IX
          CONDITIONS PRECEDENT TO ABT AND LOFTS MERGERCO'S OBLIGATIONS

         The obligations of ABT and Lofts Mergerco under this Agreement are subject to the following conditions:

         9.1 NO BREACH OF REPRESENTATIONS, ETC. There shall not have been any breach of the representations, warranties, covenants and agreements of the Acquired Companies contained in this Agreement, and all such representations and warranties shall be true at all times on and before the Closing as if given at such times, except to the extent that any such representation or warranty is expressly stated to be true as of some other time.

         9.2 COMPLIANCE WITH COVENANTS, ETC. The Acquired Companies shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing Date. All documents and instruments required in connection with this Agreement shall be reasonably satisfactory in form and substance to Snow Becker Krauss P.C., counsel for ABT and Lofts Mergerco.

         9.3 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the condition (financial or otherwise), business, assets, liabilities or earnings of the Acquired Companies on a consolidated basis (including subsidiaries). For this purpose, customary or seasonal fluctuations in the Acquired Companies' financial statements as a result of ordinary and normal operation of their respective businesses shall not constitute a material adverse change.

         9.4 CERTIFICATES. ABT and Lofts Mergerco shall have received certificates dated the Closing Date and signed by the Acquired Companies, certifying that the conditions specified in subsections 9.1, 9.2 and 9.3 above have been fulfilled except to the extent that any nonfulfillment was disclosed in writing to ABT and Lofts Mergerco prior to the Closing Date.

         9.5 CONSENTS AND APPROVALS. The Acquired Companies shall have obtained and delivered to ABT and Lofts Mergerco any required consents or approvals of any third parties whose consent is required to the transactions contemplated hereunder.

         9.6 CORPORATE DOCUMENTS. ABT and Lofts Mergerco shall have received originals or certified copies, reasonably satisfactory in form and substance to ABT and Lofts Mergerco, of all such corporate documents of the Acquired Companies as ABT and

Lofts Mergerco shall reasonably require, including without limitation the following:

                  (i) the Certificates of Incorporation of the Acquired Companies and all amendments thereto and restatements thereof certified as of a recent date by the Secretary of State of the state of its incorporation;

                  (ii) the By-laws of the Acquired Companies and all amendments thereto and restatements thereof certified as of the Closing Date by officers of the Acquired Companies;

                  (iii) Certificate of Existence of the Secretary of State of the state of its incorporation, certifying as of a recent date that the Acquired Companies is in existence under the laws of that State;

                  (iv) copies of the minutes and resolutions of the Board of Directors and stockholders of the Acquired Companies showing the authorization and approval by each such Boards of the execution and delivery by the Acquired Companies to ABT and Lofts Mergerco of this Agreement and of the agreements and instruments provided for herein and of the performance of the obligations of the Acquired Companies under this Agreement and such other instruments and agreements, certified as of a recent date by the Secretaries or other officers of the Acquired Companies; and

                  (v) a Certificate of Incumbency identifying the officers and directors of the Acquired Companies immediately before Closing.

         9.7 OPINIONS OF ACQUIRED COMPANIES' COUNSEL. ABT and Lofts
Mergerco shall have received written opinions of counsel for the Acquired Companies dated as of the Closing Date, in the form of Exhibit 9.7 hereto, and as described in Section 10.10 concerning tax matters.

         9.8 ASSIGNMENT OF LEASES. The Acquired Companies and the
Shareholders shall use their best efforts to have executed and delivered to ABT and Lofts Mergerco without any significant expense to the Acquired Companies and the Shareholders an assignment to all of the outside leases described in
Schedule 4.12.

         9.9 INSURANCE POLICIES. The Shareholders shall have delivered to ABT and Lofts Mergerco copies of the insurance policies maintained by the Acquired Companies described in Schedule 4.19 to this Agreement with no obligation of the Shareholders or the Acquired Companies to maintain any of such policies past the Closing Date.

         9.10 PURCHASE OF REAL PROPERTY. Lofts Mergerco and Richard P.
Budd and his wife, Sylvia, (the "Budds") shall have entered into agreements pursuant to which Lofts Mergerco shall purchase for cash from the Budds the following three parcels of real property and all improvements thereon (the "Property"), to close on the date of Closing of the Merger and simultaneously therewith, for the following purchase price with respect to each such parcel:

         Parcel                                            Purchase Price
         ------                                            --------------
         Massachusetts Distribution Center                 $   419,800
         Oregon office and warehouse facility              $ 1,729,273
         Oregon research farm                              $   305,000

         The parties shall enter into a Purchase Agreement which provides for the transfer of the Property by the Budds to Lofts Mergerco. The Budds shall deliver good, valid and marketable title to the Property free and clear of all liens, mortgages, liabilities, claims, security interests or encumbrances of any type. In the event that the Budds are unable to transfer the Property as set forth above, the Budds shall deliver and Lofts Mergerco shall accept a leasehold interest in the Property as lessee from the Budds for a three-year period upon commercially reasonable terms to the parties hereto.

         9.11 NO TERMINATION. This Agreement shall not have been terminated prior to the Effective Time by mutual consent or by ABT, as permitted in Article XII.

         9.12 NON-COMPETITION AGREEMENTS. ABT shall have received from Richard P. Budd and Gerald L. Chrisco, the Non-Competition Agreements in the form of Exhibit 2.8 attached hereto.

         9.13 EMPLOYMENT AGREEMENTS. ABT shall have received from Kenneth
R. Budd and John D. Budd the Employment and Non-Competition Agreements in the form of Exhibit 2.9 attached hereto.

         9.14 FINANCIAL STATEMENTS. ABT shall have received audited and unaudited financial statements of the Acquired Companies for the respective periods set forth in Section 4.8.

         9.15 SERVICES AGREEMENT. Budd Services, Inc. shall have executed and delivered the Management Services Agreement between it and ABT substantially in the form of Exhibit 10.9 attached hereto.

         9.16 REGULATORY APPROVALS. The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect.

         9.17 NEW LEASE. Richard P. Budd and his wife shall enter into a lease with Lofts Mergerco to lease the warehouse facilities located at 2325 South Stratford Road, Winston Salem, North Carolina to Lofts Mergerco at the current rent rate for at least five years in the form of Exhibit 9.17 attached hereto.

                                    ARTICLE X
                PRECEDENT TO THE SHAREHOLDERS' AND THE ACQUIRED
                             COMPANIES' OBLIGATIONS

         The obligations of the Shareholders and the Acquired Companies under this Agreement are subject to the following conditions:

         10.1 NO BREACH OF REPRESENTATIONS, ETC. There shall not have been any breach of the representations, warranties, covenants and agreements of ABT and Lofts Mergerco contained in this Agreement, and all such representations and warranties shall be true at all times at and before the Closing, except to the extent that any such representation or warranty is expressly stated to be true as of some other time.

         10.2 COMPLIANCE WITH AGREEMENTS. ABT and Lofts Mergerco shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it. All documents and instruments required in connection with this Agreement shall be reasonably satisfactory in form and substance to Womble Carlyle Sandridge & Rice, PLLC, counsel for the Acquired Companies.

         10.3 NO TERMINATION. This Agreement shall not be terminated prior to the Effective time by mutual consent or by the Acquired Companies, as permitted in Article XII hereof.

         10.4 CERTIFICATES. The Shareholders shall have received certificates dated the Closing Date and signed by ABT and Lofts Mergerco, certifying that the conditions specified in Subsections 10.1, 10.2 and 10.3 above have been fulfilled.

         10.5 OPINION OF COUNSEL. The Shareholders shall have received a written opinion of Snow Becker Krauss P.C., counsel for ABT and Lofts Mergerco, dated as of the Closing Date, in the form of Exhibit 10.5 hereto.

         10.6 NO MATERIAL CHANGE. There shall have been no material adverse change in the condition (financial or otherwise), business, assets, liabilities or earnings of ABT.

         10.7 CORPORATE DOCUMENTS. The Shareholders shall have received originals or certified copies, reasonably satisfactory in form and substance to the Shareholders, of the following corporate documents of ABT and Lofts
Mergerco:

                  (i) a certificate of existence certifying as of a recent date that ABT and Lofts Mergerco is each a corporation in good standing under the laws of the State of Nevada;

                  (ii) copies of the minutes and resolutions of the Boards of Directors of ABT and Lofts Mergerco showing the authorization and approval by such Boards of the execution and delivery by ABT and Lofts Mergerco to the Shareholders of this Agreement and the agreements and instruments provided for herein and of the performance of the obligations of ABT and Lofts Mergerco under this Agreement and such other instruments and agreements, certified as of a recent date by the Secretary or another officer of ABT and Lofts Mergerco; and

                  (iii) a certificate of incumbency identifying the officers and directors of ABT and Lofts Mergerco immediately before Closing.

         10.8 RELEASE OF GUARANTORS. ABT shall obtain the release of the Shareholders as guarantors of any indebtedness of the Acquired Companies.

         10.9 MANAGEMENT SERVICES AGREEMENT. Lofts Mergerco shall have entered into a satisfactory agreement with Budd Services, Inc. similar to an agreement currently in effect whereby Budd Services, Inc. will continue to render management services for Lofts Mergerco in the form of Exhibit 10.9.

         10.10 OPINION OF WOMBLE CARLYLE. The Acquired Companies shall have received a written opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to the Acquired Companies, dated as of the Closing Date and in form and content satisfactory to the Acquired Companies, to the effect that the Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that Shareholders of the Acquired Companies will not recognize any income tax to the extent that the Merger Consideration consists of shares of ABT Common Stock.

         10.11 NON-COMPETITION AGREEMENT. ABT shall have delivered to each of Richard P. Budd and Gerald L. Chrisco the Non-Competition Agreement in the form of Exhibit 2.8 attached hereto, and the consideration in exchange for the covenants therein.

         10.12 EMPLOYMENT AGREEMENTS. ABT shall have delivered to Kenneth
R. Budd and John D. Budd executed Employment and Non-Competition Agreements in the form of Exhibit 2.9 attached hereto, and the consideration in exchange for the covenants therein.

         10.13 LEASE. ABT shall have executed and delivered the Lease in the form attached as Exhibit 9.17 hereto.

         10.14 PURCHASE OF REAL PROPERTY. Loft Mergerco shall close on the purchase of the parcels of real property described in Section 9.10 on the terms described in Section 9.10.

                                   ARTICLE XI
                     CONDITIONS PRECEDENT TO OBLIGATIONS OF
                  THE SHAREHOLDERS AND ABT AND LOFTS MERGERCO

         The obligations of the Shareholders, ABT and Lofts Mergerco to complete the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

         11.1 DUE DILIGENCE. The Shareholders, ABT and Lofts Mergerco shall each have been afforded the opportunity to complete their due diligence and conduct a review of the business and prospects of the other.

         11.2 NO INJUNCTIONS. No action or proceeding shall have been instituted or threatened by any public authority or private person prior to the Closing before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of this transaction or to recover any damages or obtain other relief as a result of this transaction.

         11.3 CONSENTS. Any consent to the transaction considered by any party to be necessary or advisable under any agreement or contract, the withholding of which might have, in the judgment of such party, a material adverse effect on the financial condition of the other party, shall have been obtained.

         11.4 CORPORATE PROCEEDINGS. All corporate and other proceedings in connection with the transactions contemplated by this Agreement, and all documents and instruments incident thereto, shall be reasonably satisfactory in substance and form to the parties hereto and their counsel, and the parties hereto and their counsel shall have received all certificates, documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

         11.5 MERGERS INTERRELATED. Each of the Lofts Merger and Budd
Merger is conditioned upon the other, and no party hereto shall be obligated or empowered to consummate either Merger unless the other Merger is consummated concurrently therewith.

         11.6 STATUS OF SCHEDULES AND EXHIBITS AS OF SIGNATURE DATE.

                  (i) The parties each acknowledge and agree that as of the date this Agreement is executed and delivered, none of the Schedules or Exhibits to this Agreement have been prepared, delivered, reviewed, or approved by the parties or their respective counsel. In addition to and without in any way limiting, any other express and implied condition precedent to the obligations of any of the parties under this Agreement, the obligations of each of the parties under this Agreement are hereby made subject to and contingent upon the following:

                         (a) The preparation and delivery, in whole or in part, within ten (10) days of the signing of this Agreement by the Acquired Companies and the acceptance by ABT and Lofts Mergerco within ten (10) days of receipt of the Schedules described in this Agreement, however once the Schedules have been accepted by ABT, ABT and Lofts Mergerco shall no longer have the right to terminate this Agreement, as set forth in
                  Section 12(v), although ABT and Lofts Mergerco shall retain the right to commence an action in a court of competent jurisdiction as provided in Section 20.2 to terminate this Agreement pursuant to Section 12(iii)for breach of any warranty based on any misstatement or omission contained in the Schedules;

                         (b) The preparation, delivery, and approval by the parties of all of the Exhibits to this Agreement; and

                         (c) All other express and implied conditions precedent to the obligations of the parties under this Agreement shall have been satisfied or waived at or prior to the Closing.

                  (ii) In addition, notwithstanding any other term, condition, covenant, or provision of this Agreement or of any of the Other Agreements, any representations or warranties with respect to the following documents (if not attached to this Agreement when executed) shall be made (unless waived or amended) only as of the Closing Date, and only with respect to the Schedules and Exhibits delivered prior to the Closing Date:

                           (a)   Schedules described in this Agreement; and

                           (b)   Exhibits to this Agreement.


                                  ARTICLE XII
                                  TERMINATION

         This Agreement may be terminated at any time (except where noted)prior to the Closing Date:

         (i) By mutual written consent of the Shareholders, ABT and Lofts Mergerco, and the Acquired Companies properly authorized by their respective Boards of Directors.

         (ii) By either ABT, the Acquired Companies or the Shareholders if this transaction is not completed by January 31, 1998, unless extended by mutual consent.

         (iii) At any time prior to the Closing Date, by either the Acquired Companies or the Shareholders on the one hand, or ABT on the other hand (a) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or earnings of the other; and, in the case of (a) or (b), if such breach or inaccuracy has not been cured by the earlier of the Closing Date or thirty days following written notice thereof to the party committing such breach or permitting such inaccuracy.

         (iv)  In the event this Agreement is terminated pursuant to this
Article XII, this Agreement shall become void and have no effect, except that
(i) the provisions hereof relating to confidentiality and expenses set forth in
Section 7.2, 8.3 and Article XIX, respectively, shall survive any such termination and (ii) a termination pursuant to Section 12(iii) shall not relieve the party at fault from liability for an uncured breach or inaccuracy giving rise to such termination.

         (v) By ABT if the Schedules to this Agreement have not been provided to ABT within ten days of the execution of this Agreement and/or if ABT objects to the contents of any Schedule delivered to it within ten days of ABT's receipt of such Schedules.

                                  ARTICLE XIII
                ABT AND LOFTS MERGERCO'S OBLIGATIONS AT CLOSING

               At the Closing, in addition to fulfilling the conditions to closing appearing in this Agreement, ABT and Lofts Mergerco shall deliver to the Shareholders the Purchase Price as more specifically described in Article III hereof, together with all other documents and agreements required to be delivered by them hereunder.

                                  ARTICLE XIV
                    THE SHAREHOLDERS' OBLIGATIONS AT CLOSING

               At the Closing, in addition to fulfilling the conditions to Closing appearing herein, the Shareholders shall deliver to ABT and Lofts Mergerco all original minute books, stock books, stock transfer ledger, canceled stock certificates, corporate seals and financial records and statements of the Acquired Companies together with all other documents and agreements required to be delivered by them hereunder.

                                   ARTICLE XV
                          SUBSEQUENT EVENTS TO CLOSING

         15.1 AUDITED FINANCIAL STATEMENTS. ABT shall receive the audited financial statements of the Acquired Companies for the eleven month period ended November 30, 1997 certified by the Auditors and the unaudited financial statements of the Acquired Companies for the one-month period ended December 31, 1997 pursuant to Section 4.8 above and may also receive, at its own expense, additional audited financial statements, of the Acquired Companies in addition to the financial statements in Section 4.8 above ("Audited Financial Statements")for all periods required of ABT under the rules and regulations of the Securities and Exchange Commission (the "Rules"). The Acquired Companies hereby agree to provide ABT and their accountants with full and free access to the books and records of the Acquired Companies and to cooperate fully with all such representatives of ABT so that the Audited Financial Statements may be prepared on a timely basis.

         15.2 OPTION TO PURCHASE KEY MAN LIFE INSURANCE. Each of the respective Principal Shareholders shall be entitled to purchase from the Acquired Companies any policy of key person life insurance on their life owned by the Acquired Companies. Each of the respective Principal Shareholders may make a written election to purchase such policy and remit the purchase price to the Acquired Companies at any time within thirty (30) days following the Closing Date. The purchase price shall be equal to the cash value of the policy plus any unearned premiums at the

Closing Date less any policy loans, and shall be payable in cash.

                                  ARTICLE XVI
                              PARTIES IN INTEREST

         This Agreement shall be binding upon and shall inure to the benefit of the parties and their successors and assigns and nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm, or the Acquired Companies other than the parties hereto any rights or remedies under or by reason hereof.

                                  ARTICLE XVII
                                ENTIRE AGREEMENT

         This Agreement, including the Schedules and Exhibits hereto, contains the entire agreement and understanding among the parties hereto and supersedes any prior agreements and understandings, with respect to the subject matter hereof and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof. All references herein to this Agreement shall specifically include, incorporate and refer to the Schedules and Exhibits attached hereto which are hereby made a part hereof. There are no representations, promises, warranties, covenants, undertakings or assurances (express or implied) other than those expressly set forth or provided for herein and in the other documents referred to herein. This Agreement may not be modified or amended orally, but only by a writing signed by all the parties hereto.

                                 ARTICLE XVIII
                                 GOVERNING LAW

         This Agreement and all rights and obligations hereunder shall be governed by, and construed in accordance with, the laws of the State of Nevada, applicable to agreements made and to be performed wholly within said State, without regard to the conflicts of laws principles of such State.

                                  ARTICLE XIX
                                    EXPENSES

         ABT and the Shareholders shall each pay their own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby. To the extent that any such transaction expenses allocable to the Acquired Companies have not been accrued as of December 31, 1997, they shall become the obligation of the Shareholders.

                                   ARTICLE XX
                       NONBINDING MEDIATION; ARBITRATION

         Notwithstanding any other provision in this Agreement to the contrary, controversies between ABT and Lofts Mergerco on the one hand and the Shareholders and the Acquired Companies on the other hand shall be resolved, to the extent possible, by informal meetings and discussions in good faith between the parties.

         20.1 NON-BINDING MEDIATION. If a dispute between the parties cannot be resolved by informal meetings and discussions within 20 days after commencement thereof, either party to this Agreement may elect to exercise its right to require non-binding mediation of the dispute. During such mediation, the parties agree to negotiate in good faith as to the matter submitted to mediation. In such event, the parties shall either: (i) appoint a single mediator; or (ii) if the parties cannot agree on a mediator, each shall designate an individual and the two individuals shall appoint the mediator. No mediator or designated individual shall be an employee, officer, Board member, consultant, supplier or customer, or otherwise affiliated with a party to this Agreement and any mediator shall be reasonably qualified to act as a mediator with respect to the negotiation of agreements similar to this Agreement. Each party shall share equally in the out-of-pocket costs for mediation. The location of the mediation and specific procedures relating to the mediation shall be determined by the mediator, and each party agrees to comply with all decisions, directions, instructions and procedures made or established in good faith by the mediator.

         20.2 ARBITRATION. If the parties are unable to resolve a controversy within thirty (30) days after commencement of mediation thereof, the dispute shall be settled by binding arbitration or by either party initiating an action in a court of competent jurisdiction. Arbitration of any dispute may be initiated by one party by sending a written demand for arbitration to the other party. This demand will specify the matter in dispute and request the appointment of an arbitration panel. The arbitration panel will consist of one arbitrator named by ABT, one arbitrator named by the Shareholders and a third arbitrator named by the two arbitrators so chosen. The arbitration hearing will be conducted by the American Arbitration Association or Center for Public Resources, in accordance with the rules and procedures of the American Arbitration Association. The situs of the arbitration will be Chicago, IL. The arbitrators shall not be empowered to award punitive or exemplary damages to either party.

                                  ARTICLE XXI
                                  SEVERABILITY

         If any part of this Agreement is held to be unenforceable or invalid under, or in conflict with, the applicable law of any jurisdiction, the unenforceable, invalid or conflicting part shall, to the extent permitted by applicable law, be narrowed or replaced, to the extent possible, with a judicial construction in such jurisdiction that effectuates to the maximum extent possible the intent of the parties regarding this Agreement and such unenforceable, invalid or conflicting part. To the extent permitted by applicable law, notwithstanding the unenforceability, invalidity or conflict with applicable law of any part of this Agreement, the remaining parts shall be valid, enforceable and binding on the parties.

                                  ARTICLE XXII
                                    NOTICES

         (a) All notices, requests, consents and demands by the parties hereunder shall be delivered by hand, or telecopier at the applicable telecopier numbers designated below (with confirmation received) by recognized national overnight courier or by deposit in the United States mail, postage prepaid, by registered or certified mail, return receipt requested, addressed to the party to be notified at the addresses set forth below:

               (i)  (a)  if to the Acquired Companies or the Shareholders to:

                              Richard P. Budd
                              Budd Services, Inc.
                              2325 South Stratford Road
                              Winston-Salem, NC 27103
                              Telecopier No.: 910 768-1927

                              with a copy to:

                              William A. Davis, II, Esq.
                              Womble Carlyle Sandridge & Rice, PLLC
                              200 West Second St.
                              Winston-Salem, NC 27102
                              Telecopier No.: 910 733-8364

               (ii) if to ABT and Lofts Mergerco to:

                              AgriBioTech, Inc.
                              2700 Sunset Road, Suite C-25
                              Las Vegas, Nevada 89120
                              Attention: Johnny R. Thomas, President

                              Telecopier No.: (702) 798-8808

                              with a copy to:

                              Snow Becker Krauss P.C.
                              605 Third Avenue
                              New York, New York  10158
                              Attention: Elliot H. Lutzker, Esq.
                              Telecopier No.:  (212) 949-7052

         (b) Notices given by mail shall be deemed effective on the earlier of the date shown on the proof of receipt of such mail or, unless the recipient proves that the notice was received later or not received, three (3) days after the date of mailing thereof. Other notices shall be deemed given on the date of receipt. Any party hereto may change the address specified herein by written notice to the other parties hereto.

                                 ARTICLE XXIII
                                  NON-WAIVERS

         Neither any failure nor any delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver of any rights of such party, unless such waiver is made by a writing executed by the party and delivered to the other parties hereto; nor shall a single or partial exercise of any right preclude any other or further exercise of any other right, power or privilege accorded to any party hereto.

                                  ARTICLE XXIV
                                   ASSIGNMENT

         This Agreement may not be assigned by any party without the prior consent of the other parties

                                  ARTICLE XXV
                                   DISCLOSURE

         From and after the date of this Agreement until the Closing or the termination of this Agreement, the Shareholders and the Acquired Companies will not (i) solicit or encourage inquiries or proposals with respect to, or furnish any information relating to, or participate in any negotiations or discussions concerning the sale of the Stock or the sale of all or a substantial portion of the assets of the Acquired Companies with anyone other than ABT; or (ii) discuss the sale of the Stock with anyone other than ABT and Lofts Mergerco and other officers, directors and shareholders of the Acquired Companies and the Shareholders' advisors and (iii) unless otherwise required by law or the requirements of any applicable stock exchange, make any public announcement without prior approval of the language of such announcement by ABT and Lofts Mergerco.

                                  ARTICLE XXVI
                                 MISCELLANEOUS

         26.1 FURTHER ASSURANCES. Each of the parties hereto shall use its best efforts to take or cause to be taken, and to cooperate with the other party hereto to the extent necessary with respect to all actions, and to do, or cause to be done, consistent with applicable law, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and to comply with the conditions set forth in Article IX, X and XI hereof. Without limiting the generality of the foregoing, all parties shall cooperate with and provide assistance to the other in connection with the preparation and filing of all federal, state, local and foreign income tax returns which relate to the Acquired Companies and relate to pre-Closing periods but which are not required to be filed until after the Closing, and shall also cooperate with and provide assistance to the other or the Acquired Companies with respect to any audit of any tax returns filed prior to the Closing; provided, however, that ABT and Lofts Mergerco and the Acquired Companies hereby covenant and agree that the Acquired Companies will not file amended income tax returns for any period prior to January 1, 1998 without first notifying the Shareholders and the Acquired Companies.

         26.2 HEADINGS. The headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

         26.3 COUNTERPARTS. This Agreement may be executed and delivered in multiple counterpart copies, each of which shall be an original and all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first above written.

                           Shareholders as to Section 6.2 and
                           all other sections expressly
                           applicable to the Shareholders


                           /s/ Richard  P. Budd
                           ----------------------------------------
                           Richard  P. Budd


                           /s/ Joseph R. Budd
                           ----------------------------------------
                           Joseph R. Budd


                           /s/ John D. Budd
                           ----------------------------------------
                           John D. Budd


                           /s/ Theodore P. Budd
                           ----------------------------------------
                           Theodore P. Budd


                           /s/ Kenneth R. Budd
                           ----------------------------------------
                           Kenneth R. Budd


                           /s/ Gerald L. Chrisco
                           ----------------------------------------
                           Gerald L. Chrisco


                           /s/ Kenneth R. Budd
                           ----------------------------------------
                           Kenneth R. Budd, custodian for
                           Elizabeth Budd under the NCUTMA


                           /s/ Kenneth R. Budd
                           ----------------------------------------
                           Kenneth R. Budd, custodian for
                           Ryan Budd under the NCUTMA


                           /s/ Joseph R. Budd
                           ----------------------------------------
                           Joseph R. Budd, as Trustee of the
                           Richard P. Budd Irrevocable Living
                           Trust Agreement, dated September
                           13, 1997


                           /s/ John D. Budd
                           ----------------------------------------
                           John D. Budd, as Trustee of the
                           Richard P. Budd Irrevocable Living
                           Trust Agreement, dated September
                           13, 1997


                           /s/ Theodore P. Budd
                           ----------------------------------------
                           Theodore P. Budd, as Trustee of the
                           Richard P. Budd Irrevocable Living
                           Trust Agreement, dated September
                           13, 1997

                           LOFTS SEED, INC.


                           By: /s/
                              ----------------------------


                           BUDD SEED, Inc.


                           By: /s/
                              ----------------------------


                           LOFTS MERGERCO, INC.


                           By: /s/
                              ----------------------------


                           AGRIBIOTECH, INC.


                           BY: /s/
                              ----------------------------

                                                                      EXHIBIT B


                           FORM OF LOCK-UP AGREEMENT

         LOCK-UP AGREEMENT (the "Lock-Up Agreement") dated November __, 1997 (the "Closing Date"), by and among each of the shareholders listed on Schedule I hereto including all of the shareholders of Lofts Seed, Inc. and Budd Seed, Inc. (the "Shareholders") and AgriBioTech, Inc., a Nevada corporation ("ABT"). The individual Shareholder signing this Lock-Up Agreement with ABT is hereinafter referred to as the Shareholder.

                              W I T N E S S E T H:

         WHEREAS, ABT has agreed to purchase from the Shareholders all of the issued and outstanding shares of capital stock of Lofts Seed, Inc. and of Budd Seed, Inc., pursuant to an Agreement and Plan of Reorganization dated November __, 1997 (the "Reorganization Agreement"), by and among ABT, Lofts Mergerco, Inc., Lofts Seed, Inc., Budd Seed, Inc., and the Shareholders of Lofts Seed, Inc. and Budd Seed, Inc.; and

         WHEREAS, pursuant to Article II of the Reorganization Agreement, ABT will transfer to the Shareholders an aggregate of 2,000,000 shares of the Common Stock of ABT (the "ABT Shares"); and

         WHEREAS, pursuant to Section 2.5(i) of the Reorganization Agreement, the Shareholders have agreed not to sell, transfer or otherwise dispose of the ABT Shares except as set forth in this Lock-Up Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the terms, conditions and mutual covenants appearing in this Lock-Up Agreement, the parties hereto hereby agree as follows:

         SECTION 1. (A) (i) The Shareholder hereby agrees that, during the period (the "No-Sale Period") commencing on the Effective Date of the Merger and ending on the earlier of (a) six months from the date of the closing of an underwritten public offering of ABT Common Stock, or (b) August l, 1998, he will not offer, sell, transfer or otherwise dispose of the ABT Shares without the prior written consent of ABT. Thereafter, for a period of two years (the "Sale Period"), the ABT Shares may be sold by all Shareholders in the public over-the-counter market in amounts not to exceed in the aggregate 84,000 ABT Shares per month, 21,000 ABT Shares per week or 7,000 ABT Shares per day.

                    (ii) In the event that the Shareholder offers, sells, transfers or otherwise disposes of ABT Shares in violation of subsection 1
(A)(i) above, without the prior written consent of ABT, ABT shall be entitled to all gross proceeds received by the Shareholder from all sales of ABT Shares above $8.50 per Share on the defaulting sales and all sales before and after such default. The Shareholder acknowledges that a violation of this provision by the Shareholder does not constitute a violation by all Shareholders and that the liability of the Shareholders to

ABT is several, although the Shareholder recognizes that the nature of the Lock-Up Agreement requires all Shareholders to coordinate sales among themselves to avoid any violation of the aggregate lock-up limitations contained in subsection 1(A)(i) above.

                  (iii) Any ABT Shares that the Shareholders elects not to sell during the Sale Period shall be eligible for sale beginning two years from the date the ABT Shares first became eligible for sale under Section 1(A)(i) above in such quantities as the Shareholder desires.


             (B) The Shareholder further agrees that he will not engage in the sale of any ABT Shares which he does not own or any sale which is consummated by the delivery of ABT Shares borrowed by or from the Shareholder prior to the expiration of the Sale Period.

             (C) The Shareholder will, within ten (10) business days of the sale of any ABT Shares, provide ABT with copies of all customary documentation, including confirmation tickets, relating to the sale of any ABT Shares.

             (D) The Shareholder acknowledges that the breach or impending violation of any of the provisions of this Lock-Up Agreement may cause irreparable damage to ABT for which remedies at law would be inadequate. The Shareholder further acknowledges that the provisions set forth herein are essential terms and conditions of the Reorganization Agreement and this Lock-Up Agreement. The Shareholder therefore agrees that ABT shall be entitled to a decree or order by any court of competent jurisdiction enjoining such impending or actual violation of any of such provisions. Such decree or order, to the extent appropriate, shall specifically enforce the full performance of any such provision by the Shareholder, and the Shareholder and ABT hereby consent to the jurisdiction of any such court of competent jurisdiction, state or federal, sitting in the State of Nevada, and the Shareholder authorizes the entry on its behalf of any required appearance for such purpose. ABT's rights to receive all gross proceeds in excess of $8.50 per share in accordance with Section 1(A)(ii) and its above-described right to specific performance shall be ABT's sole remedies in law or equity. If any portion of this Section 1 is adjudicated to be invalid or unenforceable, this Section 1 shall be deemed amended to delete therefrom the portion so adjudicated, such deletion to apply only with respect to the operation of this Section 1 in the jurisdiction in which such adjudication is made.

       SECTION 2. Subject to Section 5 hereunder, this Lock-Up Agreement shall inure to the benefit of and be binding upon ABT, its successors and assigns, and upon the Shareholder, his heirs, executors, administrators, legatees and legal representatives.

       SECTION 3. Should any part of this Lock-Up Agreement, for any reason whatsoever, be declared invalid, illegal, or incapable of being enforced in whole or in part, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in full force and effect as if this Lock-Up Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Lock-Up Agreement without including therein any portion which may for any reason be declared invalid.

         SECTION 4. This Lock-Up Agreement shall be construed and enforced in accordance with the laws of the State of Nevada applicable to agreements made and to be performed in such State without application of the principles of conflicts of laws of such State.

         SECTION 5. This Lock-Up Agreement and all rights hereunder are personal to the parties and shall not be assignable by ABT without the Shareholder's written consent or by the Shareholder without ABT's written consent, and any purported assignment in violation hereof shall be null and void. Notwithstanding the foregoing, the undersigned Shareholder shall be permitted to transfer his ABT Shares in privately negotiated sales, transfers among Shareholders, transfers to family members and/or to trusts for the benefit of the Shareholder and the Shareholder's family members, provided the transferee of such shares executes a Lock-Up Agreement in the form of this Lock-Up Agreement.

         SECTION 6. (A) All notices, requests, consents, and demands by the parties hereunder shall be delivered by fax, by hand, by recognized national overnight courier or by deposit in the United States Mail, postage prepaid, by registered or certified mail, return receipt requested, addressed to the party to be notified at the address set forth in Section XXII(a) of the Reorganization Agreement.

                    (B) Notices given by mail shall be deemed effective on the earlier of the date shown on the proof of receipt of such mail or, unless the recipient proves that the notice was received later or not received, three
(3) days after the date of mailing thereof. Other notices shall be deemed given on the date of receipt. Any party hereto may change the address specified herein by written notice to the other parties hereto.

                    (C) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Reorganization Agreement.

         SECTION 7. The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or any condition of this Lock-Up Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

         IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement as of the day and year first written above.

                                         AGRIBIOTECH, INC.

                                         By:
                                            --------------------------------
                                            Kathleen L. Gillespie
                                            Vice President
SHAREHOLDER:


------------------------------


------------------------------
            Name

                                                                      EXHIBIT C

                                   AGREEMENT



         THIS AGREEMENT (the "Agreement") is made this tenth day of December, 1997, by and among John D. Budd, Joseph R. Budd, Kenneth R. Budd, Richard P. Budd, Theodore P. Budd and Gerald L. Chrisco (the "Parties").

                                    RECITALS:

         WHEREAS, the Parties are parties to the Agreement and Plan of Reorganization, dated as of January 25, 1997, by and among AgriBioTech, Inc. ("ABT"), Lofts Seed, Inc., Budd Seed, Inc., Lofts Mergerco, Inc. and the shareholders of Lofts Seed, Inc. and Budd Seed, Inc. (the "Merger Agreement"); and

         WHEREAS, pursuant to the Merger Agreement, the Parties have agreed to enter into the Lock-Up Agreement (as defined in the Merger Agreement); and

         WHEREAS, pursuant to the Merger Agreement and the Lock-Up Agreement, the Parties constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934 with respect to more than 5% of the outstanding shares of ABT and must file a statement on Schedule 13D; and

         WHEREAS, the Parties desire to make a joint filing on behalf of each Party on Schedule 13D; and

         NOW, THEREFORE, the Parties hereby agree that a statement on Schedule 13D to which this Agreement is attached as Exhibit C shall be filed on behalf of each of them.




/s/ John D. Budd                        /s/ Richard P. Budd
----------------------------------      -------------------------------------
John D. Budd                            Richard P. Budd


/s/ Joseph R. Budd                      /s/ Theodore P. Budd
----------------------------------      -------------------------------------
Joseph R. Budd                          Theodore P. Budd


/s/ Kenneth R. Budd                     /s/ Gerald L. Chrisco
----------------------------------      -------------------------------------
Kenneth R. Budd                         Gerald L. Chrisco